UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RES-CARE, INC.
(Name of Subject Company)

RES-CARE, INC.
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

760943100
(CUSIP Number of Class of Securities)

David W. Miles
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223
(502) 394-2100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Alan K. MacDonald
Frost Brown Todd, LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202
(502) 589-5400

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

        Res-Care, Inc. ("ResCare" or the "Company") is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9" or this "Statement") in connection with the tender offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company ("Purchaser"), an affiliate of Onex Corporation ("Onex," and together with Purchaser and their affiliates, the "Purchaser Group"), to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of ResCare, other than Shares held by the Purchaser Group, at a price of $13.25 per Share, payable net to the seller in cash, without interest and subject to withholding for any applicable taxes (such price, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2010 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

        The purpose of the Offer is for Purchaser to acquire as many of the outstanding Shares not already owned by the Purchaser Group as possible as a first step in acquiring all of the Shares and taking the Company private. Thirteen ResCare officers have delivered to Onex Partners III LP, an affiliate of Purchaser, agreements (the "Rollover Agreements") providing that they will, among other things, (i) agree not to tender into the Offer and (ii) transfer their Shares (the "Rollover Shares") to Purchaser in exchange for equity interests in Purchaser, with each Rollover Share valued at the Offer Price. The officers who have delivered Rollover Agreements hold approximately 1.1% of the Company's Shares (assuming conversion of the Series A Preferred Stock held by members of the Purchaser Group). We refer to the thirteen ResCare officers that delivered Rollover Agreements as the "Rollover Shareholders." They include ResCare's five executive officers—Ralph G. Gronefeld, Jr., Patrick G. Kelley, David W. Miles, David S. Waskey and Richard L. Tinsley.

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by the Rollover Shareholders and Shares owned by the Purchaser Group. We refer to this condition as the "Minimum Condition." A Summary Term Sheet is set forth in the Offer to Purchase and incorporated herein by reference. The Offer is further described in the Tender Offer Statement on Schedule TO filed by Purchaser with the Securities and Exchange Commission (the "SEC") on October 7, 2010 (together with the exhibits thereto and as amended or supplemented from time to time, the "Schedule TO").

        The Offer is being made pursuant to an Agreement and Plan of Share Exchange, dated as of September 6, 2010 (as such agreement may be amended from time to time, the "Share Exchange Agreement"), between Purchaser and ResCare. The Share Exchange Agreement provides, among other things, that following consummation of the Offer, each Share that is not tendered and accepted pursuant to the Offer (other than Shares held by the Rollover Shareholders, Shares held by the Purchaser Group, and Shares held by shareholders properly exercising their appraisal rights) will be exchanged for the right to receive an amount of cash, without interest, equal to the Offer Price (the "Share Exchange"). We refer to the transactions contemplated by the Share Exchange Agreement, including the Offer and the Share Exchange, collectively as the "Transaction." The Share Exchange Agreement has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

SPECIAL FACTORS

1. Purposes and Reasons for the Offer.

        After careful consideration, including a thorough review of the Share Exchange Agreement with ResCare's legal and financial advisors, the six Independent Directors (who are identified below) present at a meeting held on September 5, 2010, unanimously (i) determined that the Share Exchange Agreement and the transactions contemplated thereby, including the Offer and the Share Exchange, are advisable and in the best interests of and are fair to ResCare and ResCare's unaffiliated shareholders and (ii) approved the Share Exchange Agreement and the transactions contemplated thereby, including the Offer and the Share Exchange, and recommended the Share Exchange Agreement and transactions contemplated thereby, including the Offer and the Share Exchange, to the shareholders for approval. The three other directors, Ralph Gronefeld, Robert Le Blanc and Robert Hallagan, were not present for the vote at the meeting.

        The Board of Directors has determined that, of the Company's nine directors, the following six directors are independent for purposes of evaluating a transaction by ResCare with Onex: David Braddock, James Bloem, William Brock, Ronald Geary, Olivia Kirtley and Steven Reed. We refer to these six directors as the "Independent Directors." The Company's other three directors are Robert M. Le Blanc, a managing director of Onex, Ralph G. Gronefeld, ResCare's President and CEO, and Robert Hallagan. Mr. Le Blanc and Mr. Gronefeld are elected by funds controlled by Onex that hold all of the outstanding shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), and Mr. Hallagan was originally designated by Onex to fill a vacancy on the Board under the terms of a 2004 stock purchase agreement between ResCare and the Onex funds.

        The Board of Directors established a Special Committee with authority to evaluate any proposal that ResCare received with respect to a potential business combination, to make recommendations to the full Board with respect to any such proposal, and to engage its own financial, legal and other advisors (the "Special Committee" or the "Committee"). The four Independent Directors appointed to the Special Committee are Ronald Geary, Olivia Kirtley, James Bloem and Steven Reed.

        Accordingly, and for other reasons described in more detail below, the Independent Directors unanimously recommend, on behalf of the Company, that ResCare's shareholders accept the Offer and tender their Shares pursuant to the Offer.

Background

        In discussions that resulted in four entities controlled by Onex making a substantial capital investment in ResCare in June 2004, Onex representatives initially indicated Onex's interest in acquiring all of the capital stock of ResCare. In 2004, and from time to time thereafter, Onex representatives have indicated that sometime in the future Onex might wish to submit a proposal to acquire all of the shares of ResCare that Onex did not already beneficially own.

        In December 2009, Robert M. Le Blanc, a managing director of Onex and a director or ResCare, requested the board of directors of ResCare provide an opportunity for Onex to conduct an assessment of certain litigation and other risk management and operational issues of ResCare. The board of directors granted Mr. Le Blanc's request. Mr. Le Blanc also indicated to the other ResCare directors that Onex was considering whether it would make a proposal to consolidate its ownership.

        In a February 7, 2010 telephonic board meeting, Mr. Le Blanc reported on the preliminary findings of the ongoing operational assessment. He also reiterated that Onex was considering making a proposal to consolidate its ownership. Mr. Le Blanc then left the call, along with Ralph G. Gronefeld, ResCare's President and CEO and the second of two directors elected by the Onex entities that hold the Series A Preferred Stock. The seven directors elected by the common shareholders continued on the call. They determined that all except Robert Hallagan were independent for purposes of evaluating a transaction by ResCare with Onex, as Mr. Hallagan had originally been designated by Onex to fill a vacancy on the board under the terms of the 2004 Onex stock purchase agreement. The directors then established the Special Committee. The four independent directors appointed to the Special Committee each resided in Louisville and had served in similar roles with ResCare or other companies.

        During February, the Special Committee interviewed investment banking firms and the Committee signed an engagement letter with Goldman Sachs & Co. ("Goldman Sachs") for it to act as the Committee's financial advisor on March 8.

        On February 17, the respective legal counsel to the Special Committee and Onex discussed Onex's obligation to amend its Schedule 13D on file with the SEC promptly if Onex made a proposal to consolidate its ownership.

        On February 18, Mr. Le Blanc called Mr. Geary to inquire about the Special Committee's process. Mr. Geary responded that the Special Committee believed it would be preferable that Onex not make any proposal before ResCare released its fourth quarter and full-year 2009 financial results and issued full year 2010 earnings and revenue guidance so that this information would be available to the market at the time of any such offer.

        On February 21, 2010, Frost Brown Todd, LLC, counsel to the Special Committee, and Kaye Scholer LLP, counsel to Onex discussed Onex's obligation to promptly amend its Schedule 13D on file with the SEC if Onex made a proposal with respect to a Transaction.

        On March 2, during ResCare's regularly scheduled quarterly board and committee meetings, the Special Committee members met with the other two independent directors to brief them on the committee's activities to date and approve the engagement of Goldman Sachs. Later that day, Mr. Le Blanc informed the full Board of Directors that any decision by Onex to make a proposal to consolidate its ownership would be made only after Onex had had an opportunity to assess the market's reaction to ResCare's release of its 2009 financial results and 2010 guidance scheduled for March 8.

        Mr. Le Blanc called Mr. Geary and Mr. Bloem separately on March 5 to discuss possible transaction terms such as the scope of solicitation provisions, break-up fees and similar protection measures before Onex determined whether to make a proposal. Mr. Geary and Mr. Bloem declined to discuss these matters, requesting that there be no further communications until after the release of ResCare's financial results on March 8 and the related conference call on March 9.

        On March 10, representatives of Goldman Sachs met with ResCare executives Ralph Gronefeld, Patrick Kelley, David Miles and David Waskey. At the meeting the members of ResCare's management covered each of ResCare's business units and reviewed the budget prepared by management, a 2010 financial forecast prepared by management in the fourth quarter of 2009, legal matters and insurance. At the March 12 meeting of the Special Committee, the Committee, in consultation with its advisors, discussed the need to have performed financial analyses of the Company to be in a position to make an appropriate response to any proposal from Onex or any other bidder. The Committee directed management to prepare a five-year financial model representing its best currently available estimates and judgments of future financial results, which could be used as a basis for financial analyses of the company.

        Over the course of several meetings between March 19 and April 6, the Committee and its financial advisors met with senior executives to review successive drafts of management's financial model. In these meetings, the Special Committee and management focused on verifying that the assumptions were realistic and attainable. For more information about management's financial model, see "SOLICITATION/RECOMMENDATION STATEMENT—Item 8 Additional Information—Company Financial Forecasts."

        At the March 12 meeting, the Committee concurred that no meaningful negotiation of deal protection measures with Onex should occur before the structure and financial terms of a proposal were known. The Special Committee also reviewed the preexisting contractual rights Onex had bargained for at the time of its initial investment in ResCare in 2004, including the following rights that could affect the possibility of another bidder seeking to acquire the Company.

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  A right of first refusal with respect to any sale of the Company.

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  The right as holder of the Series A Preferred Stock to elect two directors who must approve certain corporate actions, thus giving the preferred shareholders the ability to block actions by a purchaser of a majority of the common stock. These include, among other things, incurring debt that causes the ratio of debt to operating earnings to increase above the ratio in effect in June 2004, or paying dividends in excess of $10 million per year.

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  The right of the preferred stockholders under Kentucky law to approve any proposal to force them out by converting their equity interest into cash or other consideration.

        At the Special Committee's March 19 meeting, Mr. Geary reported on a message received from Mr. Le Blanc a day earlier that Onex was going to continue to monitor the stock price. ResCare's senior management also met with representatives of Onex on March 30 and with the Special Committee on March 31 to give a preliminary assessment of the potential impact of the recently passed federal health care legislation on ResCare, including both insurance costs and revenue opportunities.

        On March 31, the Special Committee's counsel called Onex's counsel to advise that the Special Committee expected management to complete its financial model during the week of April 5.

        On April 21 Mr. Le Blanc called Mr. Geary to discuss the market price of the stock. Mr. Geary suggested that any further discussions be deferred until the upcoming quarterly board and committee meetings to give both parties an opportunity to consult with legal counsel. They talked again on April 29 and 30 to discuss the agenda for these upcoming meetings.

        On May 4 the Board of Directors met without members of management other then Mr. Gronefeld for a portion of their regular quarterly meeting. Mr. Le Blanc and Mr. Hallagan excused themselves at the beginning of this session, at which time the Special Committee members gave the other Independent Directors an update on the Committee's actions to date, including management's financial model. Representatives from Goldman Sachs participated by conference call in the meeting. The Special Committee members reviewed Onex's preexisting rights and their potential chilling effect on competing bidders. The directors discussed the Company's leverage ratio, which was significantly lower than the ratio prior to June 2004, when the Onex investment provided $50 million of additional capital. The directors discussed their prior experiences of managing more highly leveraged companies, which resulted in each case in having less financial flexibility and an accompanying increase in operational challenges. The Special Committee members also sought Mr. Gronefeld's views on higher financial leverage as well as the possible impact that public disclosure of a proposal from Onex might have on ResCare's operations.

        When Mr. Le Blanc and Mr. Hallagan rejoined the meeting, the directors discussed how Onex would be obligated to amend its Schedule 13D on file with the SEC if Onex determined to make a proposal to acquire all of the ResCare shares its affiliates did not own. The Special Committee members noted that the Committee had not been established to solicit offers to acquire the Company in the absence of a proposal. Therefore, the Committee was prepared only to respond to an offer. The Committee members also reiterated their belief that it would be best if any acquisition proposal were delivered in close proximity to the Company's release of quarterly financial results and future revenue and earnings guidance when current information about the Company would be available to the market.

        On May 5, legal counsel to the Special Committee and Onex, respectively, discussed scheduling future communications between the parties.

        On May 6, ResCare issued its financial results for the first quarter of 2010. Revenues for the quarter were essentially unchanged from the prior year period primarily due to increased revenues from acquisitions since the first quarter of 2009 offset by the loss of Job Corps center contracts and recent rate and service level reductions in certain states. Net income attributable to common shareholders was $0.28 per diluted common share for the quarter, compared with $0.37 per diluted common share, for the first quarter of 2009.

        On May 19, Mr. Le Blanc called Mr. Geary to schedule a call with Mr. Geary and Mr. Bloem for May 27, but deferred any substantive discussion. Mr. Le Blanc subsequently cancelled the May 27 call.

        On June 10, Messrs. Bloem and Geary had two conference calls with Mr. Le Blanc to discuss factors relating to company value, including the range of trading prices of ResCare stock over different intervals, leverage, the outlook for state reimbursement rates and the general climate for ResCare's business. Messrs. Bloem and Geary stated that they were not negotiating, but expressed their belief that if Onex were to make a proposal, any break-up fees, solicitation provisions, and other similar terms of a transaction agreement were interrelated and must be attractive to the shareholders of ResCare when taken together as a whole. The participants also noted that the financial information about ResCare released in early May was now a month old and that the end of the second fiscal quarter was less than three weeks away. Mr. Bloem and Mr. Le Blanc talked again on June 13 to go over the matters and reiterate the conclusions discussed three days earlier.

        At the regular quarterly board and committee meetings on August 2 and 3, Mr. Le Blanc advised the other directors that Onex continued to consider whether to make a proposal to consolidate its holdings.

        On August 5, ResCare issued its financial results for the second quarter of 2010. Revenues for the quarter decreased by two percent from revenues for the same period in 2009. Net income attributable to common shareholders was $0.28 per diluted common share compared to $0.25 per diluted common share in the second quarter of 2009.

        On August 11, Onex's counsel discussed with the Special Committee's counsel the timing of a Schedule 13D amendment and a public announcement if a proposal were submitted by Onex. The following day, Mr. Le Blanc called Mr. Bloem to express Onex's expectation it would make a proposal. Mr. Le Blanc indicated the price would likely be in a range above the current trading price and suggested some other terms that might be included in a proposal. The Special Committee had a call with its advisors to review the message from Mr. Le Blanc and assess their readiness to receive a proposal.

        On August 13, Onex delivered a proposed letter agreement calling for a break-up fee of 3% of the price paid to acquire all of the equity of ResCare if ResCare entered into a definitive agreement with a third party with respect to, or consummated, an alternative transaction. The Special Committee met and declined to enter into such an agreement. Mr. Bloem called Mr. Le Blanc to deliver this news and advise that a complete proposal should be presented.

        On August 14, Onex delivered a written proposal to acquire all of the outstanding shares of ResCare common stock not owned by Onex affiliates for a price of $12.60 per share. The proposal also provided that the definitive agreement would include the following:

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  a "go-shop" period of 30 days during which the Company could solicit alternative offers;

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  a termination fee equal to 3% of the fully diluted equity of the Company valued at the higher of the offer price or the price to be paid in an alternative transaction, which would be payable by the Company if the Board of Directors chose to support an alternative transaction and under other customary circumstances;

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  a financing structure with debt not exceeding 3.5 times earnings before interest, income taxes, depreciation and amortization ("EBITDA") upon consummation of the Transaction; and

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  no financing condition.

        The proposal did not make any changes to Onex's existing rights and also provided that it would expire if a definitive agreement was not entered into by September 1, 2010.

        On August 15, the Special Committee had a telephonic meeting to review the Onex proposal, to plan its process for evaluating the proposal, and coordinate the release of a public announcement.

        Later in the day Onex delivered a draft of its intended Schedule 13D amendment for review by the Special Committee. The draft indicated that five executive officers of ResCare had signed commitment letters agreeing that if a transaction with Onex occurred, the officers would transfer their ResCare shares to an Onex affiliate in exchange for equity interests in the Onex affiliate. The Special Committee convened on a conference call later that day, and then requested that Onex terminate the rollover commitment letters that had been signed by management up to that point. Onex agreed and delivered a written notice to that effect. The Committee directed management not to have any further direct contact with Onex unless authorized by the Committee.

        Prior to the opening of market trading on August 16, Onex filed an amendment to its Schedule 13D with the SEC, and ResCare issued a press release announcing the Onex proposal. That night, Onex delivered a draft share exchange agreement to counsel for the Special Committee. The Special Committee had calls on August 16 and 18 to review trading results and press accounts following the public announcement and also reviewed the terms of the proposed share exchange agreement.

        On August 20, representatives of Goldman Sachs were contacted by the representative of a human services company ("Company A") to express its interest in acquiring ResCare. Company A also delivered a letter expressing an interest in a possible proposal for an all-cash acquisition of ResCare at what Company A described as a substantial premium to the offer by Onex in its August 14, 2010 letter. The Special Committee discussed this development on its August 20 call and directed representatives of Goldman Sachs to contact Company A to obtain more information. The Committee also directed ResCare's management to work toward establishing a virtual data room by September 1 to facilitate the conduct of diligence by any potential bidders that signed a confidentiality agreement.

        On August 23, representatives of Goldman Sachs met with the Special Committee to discuss preliminary financial analysis of the Onex proposal.

        On conference calls on each of the following three days, the representatives of Goldman Sachs reported on their communications with representatives of Company A. These involved possible terms of a proposal under consideration by Company A and related factors such as the degree of leverage that the combined company would have as a multiple of EBITDA, estimates of the cost savings that could result from a combination of Company A and ResCare (sometimes referred to as "synergies"); anticipated contributions of equity by financial sponsors, and the availability of bank financing for the combination. The Committee, in consultation with representatives of Goldman Sachs, reviewed considerations arising from the communications with Company A. These included the potential synergies, refinancing preexisting long-term debt, transaction completion risk and the financial impact of a break-up fee at various percentages of equity value to any potential offer by a third party.

        During the week of August 23, Company A requested the opportunity to conduct a diligence investigation of ResCare to analyze how the companies could be combined, refine its calculation of estimated synergies and obtain financing. The Committee directed its counsel to send a confidentiality agreement to Company A.

        Company A also advised that two of its lenders could not participate in financing an acquisition due to a conflict. The Committee directed ResCare's chief financial officer to contact those lenders to waive any conflict on behalf of the Company. When advised that the source of the conflict was not ResCare, Mr. Bloem contacted Mr. Le Blanc to advise him of the conflict. When it was confirmed that Onex had engaged the two lenders as financial advisors, Onex was over the course of a few days asked to waive any conflict for both or at least one lender. Onex declined these requests.

        On its conference calls during the week of August 23, the Committee discussed key points to address in its response to Onex's August 14 proposal. The proposed share exchange agreement also called for Onex to have the right to notice of a superior proposal submitted by a third party and an opportunity to modify the terms of its proposal before the board of directors could change its recommendation and terminate the Onex agreement. The inclusion of this customary matching right would not alter the preexisting right of first refusal held by Onex as the holder of ResCare's preferred stock. In addition to seeking a higher price per share, the Committee determined to seek to modify some of Onex's preexisting and proposed deal protection rights in order to enhance the opportunity for another bidder to submit a superior proposal. In this regard, the Committee sought to reduce the proposed break-up fee; extend the go-shop period; modify, waive or terminate Onex's preexisting right of first refusal; and obtain Onex's agreement to support a superior proposal to acquire all of ResCare's common and preferred stock that Onex chose not to match.

        On August 27, Mr. Bloem delivered the Special Committee's response to the Onex proposal, exchanging several calls with Mr. LeBlanc throughout the day. Without disclosing the identity of Company A, Mr. Bloem advised Mr. Le Blanc that another party had expressed interest in making a proposal at a substantial premium to Onex's offer of $12.60 per share. He also advised Mr. Le Blanc that although the Special Committee regarded Onex's commitment to limiting leverage as positive because high leverage would limit financial flexibility and create more operational challenges for ResCare's business, the Committee was flexible as to a limit of 3.5 times EBITDA if a higher price were to be offered. Mr. Bloem also presented the Committee's proposals on modifying Onex's deal protection rights. At the end of the day, after several exchanges on cash price and other major terms (including Onex raising its offer to $13.00 per share in cash), Mr. Le Blanc stated that Onex would be willing to increase the cash price to no more than $13.25 per share. He made proposals as to the deal protection measures and was firm on the leverage cap of 3.5 times EBITDA. He also emphasized that the Onex proposal would not be subject to a financing condition and would be fully backed by a guarantee from an Onex fund. Mr. Bloem reported the day's developments to the Special Committee on its call that evening. The Committee discussed Onex's proposals and agreed to reconvene the next morning.

        On its August 28 call, the Special Committee continued analyzing the latest offer from Onex. Based on the tenor of negotiations, the Committee did not believe that Onex would increase the dollar amount of its offer beyond $13.25 per share in the absence of a firm competing proposal. The Committee also believed that negotiating for changes to Onex's deal protection rights would improve the chances for a superior proposal during the go shop period. During the call representatives of Goldman Sachs reported on some further communications with Company A regarding Company A's views on the leverage limit and deal protection measures in Onex's August 14 proposal. After discussing these considerations, the Committee concluded that its best option to achieve a solicitation process more conducive to a superior offer would be to engage with Onex in negotiating a definitive agreement.

        After the meeting, Mr. Bloem signed the confidentiality agreement with Company A on behalf of ResCare, which was then sent to Company A. He also called Mr. Le Blanc to give him a status report and to advise that comments on the draft share exchange agreement would be provided no later than the morning of August 30.

        On August 30, ResCare opened its diligence web site and granted access to representatives of Onex and, after the confidentiality agreement was signed and returned later that day, representatives of Company A. The Special Committee and Onex exchanged data on break-up fees in prior public transactions. Legal counsel for Onex and the Special Committee negotiated the terms of the share exchange agreement. Mr. Bloem had several phone conversations with Mr. Le Blanc regarding the amount of the break-up fee during the go-shop period and various modifications to the other deal protection measures.

        On September 1, ResCare issued a press release at the close of business stating that discussions between the Special Committee and Onex were continuing.

        During the week of August 30, representatives of Goldman Sachs continued to have communications with Company A regarding the Special Committee's process and conduct of Company A's diligence work, including requests by Company A for additional diligence information from ResCare. Company A requested an opportunity to meet with ResCare's senior executives. The Special Committee arranged for representatives of Company A to meet with ResCare chief executive officer Ralph Gronefeld and chief financial officer David Miles on September 2.

        On September 2, the Special Committee authorized Onex to contact members of ResCare management who Onex would like to sign agreements to exchange their ResCare common stock for equity interests in the new Onex affiliate that would offer to purchase the ResCare common stock not already owned by Onex affiliates. The agreements provided they would terminate if the share exchange agreement with Onex terminated and neither prohibited the management signatories from entering into similar arrangements with other bidders after the termination of the share exchange agreement, nor prohibited the management signatories from having discussions with other bidders before such termination.

        On September 3, seven of ResCare's nine directors participated on an afternoon conference call in which the Special Committee reported to the other directors on the Committee's progress with respect to the August 14 Onex proposal. Robert Le Blanc did not participate on the call and Olivia Kirtley, a member of the Special Committee, was unavailable. The members of the Special Committee reported on Onex's revised proposed purchase price of $13.25 per share and the committee's progress on negotiating changes to Onex's deal protection rights. In addition, the directors consulted with representatives of Goldman Sachs about financial considerations during the call.

        After the board call, the four members of the Special Committee (including Ms. Kirtley) participated on a call to discuss how to proceed with the remaining deal protection negotiations and other open issues.

        After the Committee call, Mr. Bloem and Mr. Le Blanc arranged a call with their respective legal counsels to discuss open issues. Mr. Bloem presented the Special Committee's proposal regarding the length and timing of the go shop period, the timing of the commencement of the tender offer, the right of first refusal and matching rights, and the amount of the break-up fees. The next day Mr. LeBlanc made a counterproposal with respect to the amount of the breakup fees and accepted the other proposals.

        On September 4, a director of Company A asked, through representatives of Goldman Sachs, for the opportunity to speak with a representative of the Special Committee. Mr. Bloem returned the call the same afternoon and had a discussion with the Company A director. The Company A director discussed Company A's history and interest in a transaction with ResCare, reviewed Company A's diligence and financing process and anticipated timetable, and acknowledged the cooperation of the Committee and management. He also discussed the terms of the Onex proposal. Mr. Bloem indicated that discussions with Onex were ongoing and encouraged Company A to continue its work on diligence and financing.

        On September 5, the Board of Directors held a telephonic meeting in which the six independent directors participated, as did representatives of the Special Committee's financial and legal advisors. Ralph Gronefeld also participated at the beginning of the call but left before any proposals were submitted to a vote. Robert Le Blanc and Robert Hallagan were not present at the meeting. Mr. Bloem reported on the negotiations and developments since the September 3 call. Representatives of Goldman Sachs presented a financial analysis of the proposed transaction. In addition, representatives of Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to the

Special Committee that, as of September 6, 2010, and based upon and subject to the factors and assumptions set forth in the written opinion, the $13.25 per share in cash to be paid to holders (other than Onex, its affiliates and the holders of Rollover Shares) of the outstanding Shares pursuant to the Share Exchange Agreement was fair from a financial point of view to such holders. The Committee's counsel reviewed the terms of the Share Exchange Agreement, including the most recently negotiated terms. The members of the Special Committee unanimously recommended the proposed Share Exchange Agreement with Onex, but requested authority to obtain some further clarification of certain contract language and to seek a lower break-up fee. The six independent directors unanimously approved the Transaction as recommended by the Special Committee.

        After the meeting Mr. Bloem called Mr. Le Blanc with the proposal to reduce the break-up fees and to clarify language regarding the financing of a superior proposal. The parties agreed on these points on September 6, and executed the transaction documents. ResCare issued its press release announcing the definitive agreement before the opening of trading on the morning of September 7, 2010.

        Later that morning, two representatives of Company A contacted representatives of Goldman Sachs to discuss the Special Committee's decision to sign a definitive agreement with Onex. The next day Company A delivered a letter to the Special Committee stating Company A's interest in acquiring ResCare's outstanding stock. The September 8 letter stated that Company A believed that after it completed its diligence work it would be able to make an all-cash offer to acquire all of the outstanding ResCare common stock at a price of at least $14.00 per fully diluted share and potentially higher price. The letter stated that it was only an expression of interest and not a binding offer or proposal.

        On September 13, at the request of the Special Committee, representatives of Goldman Sachs began to call approximately 50 other parties that the members of the Special Committee, in consultation with representatives of Goldman Sachs, had identified as potentially interested in a transaction with ResCare.

        On September 17, the Special Committee delivered a written response to Company A's September 8 letter, expressing appreciation for Company A's indication of interest and its commitment to conducting diligence work and stating the Committee's intention to assist Company A in completing its work to submit a proposal before the end of the go-shop period. The letter listed the steps the Special Committee had taken to cooperate with Company A to date and noted how the definitive Share Exchange Agreement enhanced the opportunity for another bidder to make a superior proposal by modifying Onex's preexisting right of first refusal and some of Onex's other preexisting rights.

        During the week of September 13, representatives of Goldman Sachs coordinated due diligence requests from Company A. This included arranging meetings between representatives of Company A, their advisors and prospective lenders, and members of the ResCare senior management as part of Company A's diligence process, which were held on September 21 and 22. Company A continues to make due diligence requests.

        On September 22, 2010, Purchaser notified the Special Committee that Purchaser now expected to commence its Offer for ResCare Shares during the week of October 4, 2010, and that the postponement was to reflect the timing of the process for approval of its acquisition under applicable state regulatory procedures. ResCare issued a press release to announce the postponement before trading opened the following morning.

        On September 15, 2010, an officer of a private equity firm ("Company B") contacted representatives of Goldman Sachs to express interest in a transaction to acquire ResCare. Representatives of Goldman Sachs spoke with Company B several times over the next seven days to obtain additional information. On September 22, 2010, Company B delivered a letter to the Special

Committee expressing interest in making a proposal to acquire ResCare Shares at a price of up to $14.25 per Share, which included information about the anticipated sources and uses of funds for such a transaction. Company B entered into a confidentiality agreement with the Company on September 24. Later that day, representatives of Goldman Sachs, at the request of the Special Committee, contacted Company B to discuss errors that members of the Special Committee, based on consultation with representatives of Goldman Sachs, learned of regarding some of the assumptions used by Company B in its expression of interest. On September 27, 2010, Company B notified the Special Committee that, after reworking its assumptions, it was no longer considering making an alternative proposal.

The Company's Purpose and Reasons for the Offer

        The Special Committee and Independent Directors considered several factors in determining that the Offer Price is fair to ResCare shareholders and recommending the Share Exchange Agreement, which provides a two step transaction beginning with a tender offer and followed by a statutory share exchange. Neither the Special Committee nor the Board assigned any specific or relative weight to the factors they considered. The material factors considered by the Special Committee and the Board included the following:

        The economic terms of the offer.    The $13.25 per share cash purchase price offered by Onex represents a 30.7% premium to the $10.14 closing price on August 13, 2010, the last trading day before Onex made its initial proposal. The purchase price is also 18.9% higher than the average trading price for ResCare during the six months preceding the September 7 announcement of the transaction, which was $11.14 per share, despite a challenging operating environment for the Company.

        No financing contingency; guarantee of payment.    The transaction is not subject to a financing contingency and ResCare is entitled to seek specific performance by Purchaser of its obligations under the Share Exchange Agreement. In addition, Onex Partners III, LLC has issued a guarantee in the Company's favor with respect to Purchaser's performance of its payment obligations under the Share Exchange Agreement. These provisions provide greater certainty the acquisition will close.

        An assessment of the current operating environment for ResCare's businesses.    The Special Committee believes the Company faces an uncertain outlook for growth over the next several quarters. ResCare derives a substantial amount of its revenues from federal, state and local government agencies, including state Medicaid programs and employment training programs. The ongoing recessionary environment has forced a majority of states to cope with budget shortfalls, and in particular shortfalls in their Medicaid budgets, despite cost containment efforts. Budgetary pressures, as well as economic, industry, political and other factors, have influenced governments to reduce or eliminate appropriations for services that ResCare provides, which has had an adverse impact on the Company's revenues and earnings in recent quarters. Prospects for improvement in the environment for government-funded human services over the next several years are uncertain.

        Onex's willingness to enter into a definitive agreement that modifies some of its preexisting rights.    By entering into the Share Exchange Agreement with Onex, the Special Committee was able to negotiate for and obtain significant modifications of preexisting Onex rights, such as a waiver of its right of first refusal and its agreement to vote for and support a superior proposal in certain circumstances. Thus, in addition to providing for a purchase price that represents a premium to the trading price before the public announcement of Onex's initial offer, the terms of the definitive agreement enhance the opportunity for a competing bidder to make a superior offer to acquire all of ResCare's common and preferred stock.

        A majority of the shares not owned by Onex affiliates must be tendered.    The tender offer gives each public shareholder the opportunity to make its own evaluation of the transaction and the cash purchase price. The "majority of the majority" requirement increases the influence of ResCare's public shareholders in determining the outcome of the proposed acquisition.

        Ability to solicit a superior proposal.    The Share Exchange Agreement provides for a 40-day go-shop period, during which the Company can solicit proposals to acquire the Company and provide information to, and participate in discussions or negotiations with, third parties regarding other acquisition proposals.

        Ability to accept a superior proposal.    The Special Committee may withdraw, modify or amend its recommendation, recommend a superior proposal, or terminate the Share Exchange Agreement to accept a superior proposal, subject to Purchaser's right to negotiate in good faith to make adjustments to the terms of the Share Exchange Agreement and the Company's obligation to pay a termination fee of approximately $9.1 million (equal to 2.0% of the equity value of the transaction) in the case of a termination of the Share Exchange Agreement by the Company to accept a superior proposal from a party that initiated a potentially superior proposal during the go-shop period, and $13.7 million (equal to 3% of the equity value of the transaction) in all other circumstances.

        Commitment by Onex Shareholders to support a superior proposal.    The Voting Agreement commits the Onex Shareholders to vote their shares of the Company's common stock and Series A Convertible Preferred Stock in favor of any alternative transaction that provides for an all-cash acquisition of the Company's equity approved by the Company's Board of Directors, provided that the Company shall have terminated the Share Exchange Agreement, paid the applicable break-up fee to Purchaser and otherwise complied with the Share Exchange Agreement.

        Availability of appraisal rights.    Shareholders who comply with all of the required procedures for exercising statutory dissenters' rights under Kentucky law will have the right, in lieu of receiving the Offer Price, to obtain payment of the fair value of their shares as determined in a judicial appraisal proceeding.

        The Company's experience with Onex.    The Special Committee considered Onex's financial and managerial contributions to ResCare since making its initial capital investment in 2004 and Onex's support of ResCare's mission of providing residential, training, educational and support services to populations with special needs to be positive factors.

        The financial flexibility to carry out ResCare's ongoing mission.    The Special Committee regarded Onex's commitment to limiting leverage to 3.5 times EBITDA as positive for ResCare's future operations and the Company's mission to provide support services to vulnerable populations. Maintaining a strong balance sheet gives the Company greater financial flexibility to carry out its mission, particularly in an uncertain economic environment.

        Opinion of the Special Committee's financial advisor.    The opinion of Goldman Sachs delivered to the Special Committee that, as of September 6, 2010 and based upon and subject to the factors and assumptions set forth therein, the $13.25 per share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of the outstanding Shares pursuant to the Share Exchange Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated September 6, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with the Special Committee's consideration of the Transaction. Goldman Sachs' opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Share Exchange or any other matter. Pursuant to an engagement letter between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $5 million, the principal portion of which is contingent upon consummation of the Transaction. See "Opinion of Financial Advisor to the Special Committee" below.

        Based on their consideration of the preceding factors, and in light of any other factors that other individual directors considered as appropriate, the Special Committee and the Independent Directors, on behalf of the Company, approved the Offer and the subsequent Share Exchange and determined the Offer Price is fair to ResCare's unaffiliated shareholders. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Independent Directors did not find it practicable to, and therefore did not, quantify or otherwise assign relative weight to specific factors or methodologies in reaching their conclusions. In addition, individual Independent Directors may have given different weight to different factors.

        The Independent Directors did not consider alternative structures to the Offer. The Independent Directors considered the proposal by Onex to structure the Offer as a tender offer with the Minimum Condition to be advantageous. Likewise, the Independent Directors did not consider Onex's determination to make the Offer at this time, as such a determination is within Onex's complete discretion and control.

2. Fairness of the Offer

        On September 5, 2010, the Independent Directors unanimously determined, on behalf of the Company, that the Offer Price is fair to the unaffiliated shareholders of the Company. The other three directors were not present on the conference call when this action was taken.

        In arriving at their determination, the Independent Directors carefully considered all aspects of the Offer, considered their discussions about the Company's business and prospects with senior members of the Company's management, and received the benefit of advice from their legal and financial advisors.

Supportive Factors

        In reaching their determination, the Independent Directors considered numerous factors, including the following material factors which the Independent Directors believe support their decision:

        Premium.    The $13.25 per share cash purchase price offered by Onex represents a 30.7% premium to the $10.14 per share closing price of ResCare common stock on August 13, 2010, the last trading day before Onex made its initial proposal. The purchase price is also 18.9% higher than the average trading price for ResCare during the six months preceding the September 7 announcement of the transaction, which was $11.14 per share, despite a challenging operating environment for human service providers. In addition, the Offer Price will be paid entirely in cash, which provides certainty of value.

        No financing contingency; guarantee of payment.    The transaction is not subject to a financing contingency and ResCare is entitled to seek specific performance by Purchaser of its obligations under the Share Exchange Agreement. In addition, Onex Partners III, LLC has issued a guarantee in the Company's favor with respect to Purchaser's performance of its payment obligations under the Share Exchange Agreement. These provisions provide greater certainty the acquisition will close.

        Realize Immediate Value.    The all-cash consideration in the Offer permits the shareholders to immediately realize a fair price without incurring the inherent risks of the Company's business including, among others, severe budgetary pressures on federal, state and local governments that are the principal sources of the Company's revenues, potential claims from third parties, and conditions in the overall economy and the financial and credit markets.

        Business, Economic and Market Conditions.    The Independent Directors considered information concerning the business, operations, assets and financial condition of the Company as well as its historical operating results and its future prospects. The Independent Directors also considered current industry, economic and market conditions and trends potentially affecting the Company. Specifically, the Independent Directors considered the following:

  •
  After several consecutive years of quarterly revenue growth, beginning in the fourth quarter of 2009, ResCare's revenue has decreased for three consecutive quarters compared to the same period of the prior year. The Company faces an uncertain outlook for growth over the next several quarters.

  •
  ResCare derives a substantial amount of its revenues from federal, state and local government agencies, including state Medicaid programs and employment training programs. The ongoing recessionary environment has forced a majority of states to cope with budget shortfalls, and in particular shortfalls in their Medicaid budgets, despite cost containment efforts. Budgetary pressures, as well as economic, industry, political and other factors, have influenced governments to reduce or eliminate appropriations for services that ResCare provides.

  •
  In response to the shortfalls in their Medicaid budgets, states have been cutting their authorized service levels, reimbursement rates payable to service providers and extending the time taken to pay for services. Budgetary pressures have influenced government agencies to provide employment training services directly in lieu of contracting or renewing contracts with the Company. The poor employment environment has also adversely affected the Company's ability to place customers in jobs, making it more difficult to achieve contractual performance incentives. These trends, which have had an adverse impact on the Company's revenues and earnings in recent quarters, are not expected to abate for the foreseeable future.

  •
  Prospects for improvement in the environment for government-funded human services over the next several years are uncertain.

        Likelihood of Completion.    Purchaser's obligation to complete the Offer is subject to a limited number of conditions, all of which the Independent Directors believe are reasonable under the circumstances. Moreover, Onex, which was founded in 1984, is a respected investor in a range of established industries and currently manages over $9.5 billion in equity capital. Onex, which currently holds shares representing 24.9% of the Shares on an as-converted basis, has held its position in the Company since 2004. In light of the foregoing, the Independent Directors believe that if a sufficient number of Shares are tendered into the Offer, the transaction is likely to be completed in accordance with its terms and within a reasonable time.

        Tender Offer Structure.    The Independent Directors took into account the structure of the transaction as a tender offer, particularly the Minimum Condition (which requires that a majority of the shares owned by unaffiliated shareholders be tendered) and that Purchaser will acquire non-tendered Shares for consideration per share in cash equal to the Offer Price in a second-step statutory share exchange.

Potentially Negative Factors

        The Independent Directors also considered a variety of risks and other potentially negative factors concerning the Offer, including the following:

  •
  Onex's interest in acquiring the Shares for a lower price is opposed to the financial interest of the unaffiliated shareholders in selling their Shares for a higher price;

  •
  the Offer Price may not necessarily ascribe full value to potential future improvements in revenues that may result from improvement in the economy and in federal, state and local budgetary conditions;

  •
  until November 2009, the Company's Shares traded at prices higher than the Offer Price;

  •
  many shareholders purchased their Shares at prices in excess of the Offer Price; and

  •
  the unaffiliated shareholders will not have the opportunity to participate in the earnings and growth of the Company after the Share Exchange.

Procedural Fairness

        The Special Committee was formed in February 2010 after ResCare director Robert Le Blanc, a managing director of Onex, indicated that Onex was considering whether it would make a proposal to consolidate its ownership. The Committee was established to evaluate any proposal that ResCare received from Onex or another party with respect to a potential business combination and to make recommendations to the full Board with respect to any such proposal, but its responsibilities did not include actively soliciting offers to acquire the Company in the absence of receiving such a proposal.

        The Special Committee recognized from the outset that the preexisting contractual rights Onex had bargained for at the time of its initial investment in ResCare in 2004 could affect the possibility of any bidder other than Onex making a proposal to acquire the Company. In particular, Onex's rights included the following:

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  A right of first refusal with respect to any sale of the Company.

  •
  The right as holder of the Company's Series A Preferred Stock to elect two directors who must approve certain corporate actions, thus giving the preferred stockholders the ability to block actions by a third party purchaser of a majority of the Shares. These include, among other things, incurring debt that causes the ratio of debt to operating earnings to increase above the ratio in effect in June 2004, or paying dividends in excess of $10 million per year.

  •
  The right of the preferred stockholders under Kentucky law to approve any transaction that would force them out by converting their equity interest into cash or other consideration.

        On August 14, Onex delivered a written proposal to acquire all of the outstanding Shares owned by unaffiliated shareholders for $12.60 per share. The proposal also provided that the definitive agreement would include the following:

  •
  a "go-shop" period of 30 days during which the Company could solicit alternative offers;

  •
  a termination fee equal to 3% of the fully diluted equity of the Company valued at the higher of the offer price or the price to be paid in an alternative transaction, which would be payable by the Company if the Board of Directors chose to support an alternative transaction and under other customary circumstances;

  •
  a financing structure with debt not exceeding 3.5 times earnings before interest, income taxes, depreciation and amortization ("EBITDA") upon consummation of the acquisition;

  •
  no financing condition.

        The Independent Directors believe that by engaging Onex in extensive and serious negotiations toward a definitive agreement, the Special Committee was able to negotiate for and obtain significant modifications of preexisting Onex rights, such as a waiver of its right of first refusal and its agreement to vote for and support a superior proposal by a third party bidder in certain circumstances. Therefore, in addition to providing for an Offer Price that represents a 30.7% premium to the $10.14 closing price before the public announcement of Onex's initial offer, and a 5.2% premium to the initial price offered by Onex, the Independent Directors believe the terms of the Share Exchange Agreement enhance the opportunity for a competing bidder to make a superior offer to acquire all of ResCare's common and preferred stock.

        The Independent Directors have determined, on behalf of the Company, that the Offer is procedurally fair to the unaffiliated shareholders based on the following additional factors:

  •
  The Share Exchange Agreement provides that Purchaser may purchase Shares in the tender offer only if a majority of the Shares owned by the unaffiliated shareholders are properly tendered;

  •
  The Offer gives each unaffiliated shareholder the opportunity to make its own evaluation of the transaction and the Offer Price;

  •
  The Share Exchange Agreement provides for a 40-day go-shop period, during which the Company can solicit proposals to acquire the Company and provide information to, and participate in discussions or negotiations with, third parties regarding other acquisition proposals;

  •
  The Special Committee may withdraw, modify or amend its recommendation, recommend a superior proposal, or terminate the Share Exchange Agreement to accept a superior proposal, subject to Purchaser's right to negotiate in good faith to make adjustments to the terms of the Share Exchange Agreement and the Company's obligation to pay a termination fee of approximately $9.1 million (equal to 2.0% of the equity value of the transaction) in the case of a termination of the Share Exchange Agreement by the Company to accept a superior proposal from a party that initiated a potentially superior proposal during the go-shop period, and $13.7 million (equal to 3% of equity value) in all other circumstances;

  •
  The Voting Agreement commits the Onex Shareholders to vote their shares of common stock and Series A Convertible Preferred Stock in favor of any alternative transaction that provides for an all-cash acquisition of the Company's equity approved by the Company's Board of Directors, provided that the Company shall have terminated the Share Exchange Agreement, paid the applicable break-up fee to Purchaser and otherwise complied with the Share Exchange Agreement; and

  •
  Unaffiliated shareholders who do not tender their Shares in the Offer will have the right under a second-step share exchange acquisition to dissent and obtain payment of the fair value of their shares as determined in a judicial appraisal proceeding.

        The foregoing discussion of the factors reviewed by the Independent Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Independent Directors did not find it practicable to, and therefore did not, quantify or otherwise assign relative weight to specific factors or methodologies in reaching their conclusions. In addition, individual Independent Directors may have given different weight to different factors.

        Other than as described in this Schedule 14D-9, the Independent Directors are not aware of any firm offers by any other person during the prior two years for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company's assets or a purchase of the Company's securities that would enable such person to exercise control of the Company.

        Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.

        In reaching its conclusion as to fairness, the Independent Directors did not consider the liquidation value of the Company's assets because it considers the Company to be a viable going concern. Consequently, no appraisal of liquidation value was sought for purposes of valuing the Shares, and the Independent Directors believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to unaffiliated shareholders. Further, the Independent Directors did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company's net book value per Share as of June 30, 2010, calculated by dividing shareholders' equity by the number of Shares outstanding on an as converted basis, was $13.18.

        The Independent Directors did not separately consider the Company's going concern value as the Independent Directors believe that such value is adequately reflected in the various analyses summarized in "Special Factors—Reports, Opinions, Appraisals and Negotiations—Opinion of Financial Advisor" that the Independent Directors used in making their determination.

3. Reports, Opinions, Appraisals and Negotiations

Opinion of the Financial Advisor to the Special Committee

        At the meeting of the Board of Directors on September 5, 2010, Goldman Sachs orally rendered its opinion to the Special Committee, subsequently confirmed in writing, that as of September 6, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion, the $13.25 per Share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of the Shares pursuant to the Share Exchange Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated September 6, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with the Special Committee's consideration of the Transaction. Goldman Sachs' opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Share Exchange or any other matter. In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Share Exchange Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain other communications from the Company to its stockholders;

  •
  certain publicly available research analyst reports for the Company; and

  •
  certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs' use by the Special Committee (the "Forecasts").

        Goldman Sachs also held discussions with members of the senior management of the Company and the Special Committee regarding their respective assessments of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the human services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

        For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and it did not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the consent of the Special Committee that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Share Exchange Agreement in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Share Exchange Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, Goldman Sachs noted that the Special Committee has informed it that Purchaser and its affiliates beneficially own approximately 24.9% of the voting power represented by the issued and outstanding Shares and preferred shares of the Company and have certain rights under the Amended and Restated Articles of Incorporation of the Company, including a right of first refusal (subsequently waived, in certain circumstances, by Purchaser in the course of negotiation of the Share Exchange Agreement) that would apply if the Company were to propose to sell itself to a third party unaffiliated with Purchaser.

        Goldman Sachs' opinion did not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $13.25 per Share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of the Shares pursuant to the Share Exchange Agreement. Goldman Sachs' opinion did not express any view on, and did not address, any other term or aspect of the Share Exchange Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Share Exchange Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $13.25 per Share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of Shares pursuant to the Share Exchange Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or Purchaser or the ability of the Company or Purchaser to pay its obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 2, 2010, and is not necessarily indicative of current market conditions.

        Historical Stock Trading Analysis.    Goldman Sachs analyzed the $13.25 per Share in cash to be paid to holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of the Shares pursuant to the Share Exchange Agreement in relation to the historical trading price of the shares of the Company's common stock. This analysis indicated that the price per share to be paid to the holders of the Shares pursuant to the Share Exchange Agreement represented:

  •
  a premium of 30.7% based on the closing price per Share on August 13, 2010 (the last trading day prior to the initial public announcement of Onex's proposal to the Company);

  •
  a premium of 35.9% based on the average closing price per Share during the one-month period ended August 13, 2010;

  •
  a premium of 3.0% based on the highest closing price per Share during the six-month period ended August 13, 2010; and

  •
  a discount of 13.5% based on the highest closing price per Share during the 52- week period ended August 13, 2010.

        Selected Companies Analysis.    Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the human services industry:

  •
  Almost Family, Inc.;

  •
  Amedisys, Inc.;

  •
  LHC Group, Inc.;

  •
  Magellan Health Services, Inc.;

  •
  Providence Service Corporation; and

  •
  Rehabcare Group, Inc. (collectively, the "Selected Companies")

        Although none of the Selected Companies are directly comparable to the Company, the Selected Companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

        With respect to each of the Selected Companies and the Company, Goldman Sachs calculated:

  •
  Enterprise Value ("EV"), which is the market value of common equity on a diluted basis (including outstanding warrants and options) plus the book value of total debt (including capital lease obligations), preferred equity and minority interest less cash and cash equivalents per the latest publicly available financial statements, as a multiple of estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") for the calendar year 2010; and

  •
  Price per share as a multiple of estimated earnings per share ("P/E") for calendar years 2010 and 2011 (the "P/E" ratio).

        These calculations for the Selected Companies were based on the closing prices per share of the Selected Companies' respective common stock on September 2, 2010, information from SEC filings, estimates from the Institutional Brokers' Estimate System ("IBES") and other publicly available Wall Street research. These calculations for the Company were based on the closing price per share of the Company's common stock on August 13, 2010 ("Undisturbed Price"), the $13.25 per Share in cash to be paid pursuant to the Share Exchange Agreement, and the Forecasts.

        The results of these analyses are summarized as follows:

	Calendarized Estimated EV/EBIDTA Multiples	Calendarized Estimated P/E Multiples
Company	2010	2010	2011
Res-Care at Undisturbed Price	4.8x	9.1x	8.5x
Res-Care at Offer Price	5.8x	11.9x	11.0x
Selected Companies	3.2x - 5.2x	5.6x - 12.4x	6.0x - 12.7x
Median (Res-Care at Undisturbed Price and Selected Companies)	4.6x	7.8x	8.5x

        Illustrative Present Value of Future Share Price of the Company.    Goldman Sachs performed an illustrative analysis of the present value of the future price per Share using the Forecasts. This analysis is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, based on the Forecasts, Goldman Sachs first calculated the illustrative future values per Share by applying a range of forward 2011 price-to-earnings multiple estimates from 7.0x-10.0x to the forward earnings Forecasts for each of the fiscal years 2011 to 2015 to derive a future value in each of the years 2010 through 2014. The illustrative future values per Share in each year were then discounted back to August 13, 2010, using a discount rate of 10.0% reflecting an estimate of the Company's cost of equity. This analysis resulted in illustrative ranges of present values per Share for each of the years 2010, 2011, 2012, 2013 and 2014 as follows:

Fiscal Year	Illustrative Ranges of Present Value of Future Share Price for the Company
2010	$8.76 to $12.51
2011	$8.40 to $12.01
2012	$8.43 to $12.05
2013	$8.39 to $11.99
2014	$8.19 to $11.71

        Illustrative Discounted Cash Flow Analysis.    Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the fourth quarter of fiscal year 2010 and each of the fiscal years 2011 through 2015. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2015 based on perpetuity growth rates ranging from (1.0%) to 1.0% and assuming no acquisitions or acquisition costs in terminal year calculations. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 8.00% to 9.00%, reflecting estimates of the Company's weighted average cost of capital. This analysis resulted in a range of illustrative per share value indications of $10.47 to $17.15.

        Illustrative Leveraged Buyout Analysis.    Goldman Sachs performed illustrative leveraged buyout analyses using the Forecasts and publicly available historical information.

  Illustrative Leveraged Buyout Analysis—Purchaser

        In performing the illustrative leveraged buyout analysis with respect to such a buyout by Purchaser, Goldman Sachs assumed (a) purchase prices per Share ranging from $13.25 to $15.00 in cash; (b) a gross leverage ratio (defined as total debt excluding letters of credit/EBITDA) of 3.5x; (c) an amendment to the current credit facility to increase leverage ratios beyond current thresholds; (d) the Company's 7.75% Senior Notes remain outstanding; and (e) an additional $189.5 million term loan priced at LIBOR + 450 basis points with a LIBOR + 175 basis points floor. Based on a range of illustrative last twelve month EBITDA exit multiples of 5.5x to 6.5x for the assumed exit at the end of fiscal year 2015, which reflect illustrative implied prices at which Purchaser might exit its investment through a sale transaction, this analysis resulted in illustrative internal rate of equity returns to Purchaser ranging from 7.7% to 17.5%.

  Illustrative Leveraged Buyout Analysis—Hypothetical Financial Buyer

        In performing the illustrative leveraged buyout analysis with respect to such a buyout by a hypothetical financial buyer, Goldman Sachs assumed (a) purchase prices per Share ranging from $13.25 to $15.00 in cash; (b) a gross leverage ratio of 4.0x; (c) the retirement of the current credit facility and 7.75% Senior Notes; and (d) financing consisting of $261.8 million of bank debt priced at 6.50% and $157.1 million of senior notes priced at 10.00%. Based on a range of illustrative last twelve month EBITDA exit multiples of 5.5x to 6.5x for the assumed exit at the end of fiscal year 2015, which reflect illustrative implied prices at which a hypothetical financial buyer might exit its investment through a sale transaction, this analysis resulted in illustrative internal rate of equity returns to a hypothetical financial buyer ranging from 6.5% to 18.0%.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transaction.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Special Committee that, as of September 6, 2010 and based upon and subject to the factors and assumptions set forth therein, the $13.25 per share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of the Shares pursuant to the Share Exchange Agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Purchaser, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The $13.25 per share in cash to be paid pursuant to the Share Exchange Agreement was determined through arm's-length negotiations between the Special Committee and Purchaser and, consistent with the recommendation of the Special Committee, was approved by the Company's board of directors. Goldman Sachs provided advice to the Special Committee during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company, the Special Committee or the board of directors of the Company or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

        As described above, Goldman Sachs' opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to recommend that the board of directors approve the Share Exchange Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

        Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, any of its affiliates, any of the affiliates and portfolio companies of Onex Corporation, an affiliate of Purchaser, and third parties, or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs also has provided certain investment banking services to Onex and its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as administrative agent with respect to a covenant amendment and debt repurchase for Sitel Worldwide Corporation, a portfolio company of Onex (aggregate principal amount $760,000,000) in December 2008; as administrative agent with respect to an amendment to an existing bank loan credit agreement of Hawker Beechcraft Acquisition Company, LLC, a portfolio company of Onex and an affiliate of Goldman Sachs (aggregate principal amount $1,300,000,000) in December 2008; as joint bookrunner with respect to a public offering of 9,200,000 shares of common stock of Emergency Medical Services ("EMS Shares"), a portfolio company of Onex, in August 2009; as joint bookrunner with respect to a public offering of 9,200,000 EMS Shares in November 2009; as joint lead arranger with respect to a term loan financing of Hawker Beechcraft Acquisition Company, LLC (aggregate principal amount $200,000,000) in November 2009; as joint bookrunner with respect to the issuance of senior notes of SITEL, LLC, a portfolio company of Onex, (aggregate principal amount $300,000,000) in March 2010; and as dealer-manager with respect to a tender offer for outstanding debt securities of Hawker Beechcraft Acquisition Company, LLC (aggregate principal amount $300,000,000) in May 2010. Goldman Sachs may also in the future provide investment banking services to the Company and its affiliates and Onex and its affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. In addition, affiliates of Goldman Sachs have co-invested with Onex and its affiliates from time to time and have invested in limited partnership units of affiliates of Onex from time to time and may do so in the future.

        The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Share Exchange Agreement. Pursuant to a letter agreement dated March 8, 2010, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $5 million, the principal portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

SOLICITATION/RECOMMENDATION STATEMENT

Item 1.    Subject Company Information

Name and Address.

        The name of the subject company is Res-Care, Inc., a Kentucky corporation. ResCare's principal executive offices are located at 9901 Linn Station Road, Louisville, Kentucky 40223. ResCare's phone number at this address is (502) 394-2100.

Securities

        This Schedule 14D-9 relates to the common stock, no par value, of ResCare (the "Shares"). As of the close of business on September 30, 2010, there were 29,415,653 Shares issued and outstanding, 225,000 Shares reserved for issuance pursuant to outstanding stock options, and 4,809,500 Shares reserved for issuance upon conversion of the outstanding shares of the Company's Series A Preferred Stock.

Item 2.    Identity and Background of Filing Person

Name and Address

        ResCare is the person filing this Statement. The information about ResCare's business address and business telephone number is set forth in Item 1 above.

Tender Offer and Share Exchange

        This Statement relates to the tender offer by Purchaser to purchase all of the outstanding Shares not held by the Purchaser Group at a price of $13.25 per Share, payable net to the seller in cash, without interest and subject to withholding for any applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

        The Offer is being made pursuant to the Share Exchange Agreement between Purchaser and ResCare. The Share Exchange Agreement provides, among other things, that following consummation of the Offer, ResCare and Purchaser intend to effect a Share Exchange pursuant to which each Share that is not tendered and accepted pursuant to the Offer (other than Rollover Shares, Shares held by the Purchaser Group, and Shares for which dissenters' rights have been properly exercised) will be exchanged for the right to receive an amount of cash, without interest, equal to the Offer Price. Following the Share Exchange, Purchaser will own all of the equity of ResCare not currently held by the Purchaser Group.

        The initial expiration date of the Offer is 5:00 p.m., New York City time, on November 5, 2010, subject to certain permitted or required extensions. Consummation of the Offer is conditioned upon (i) satisfaction of the Minimum Condition (as described in the Introduction, above), (ii) expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) other customary conditions.

        The foregoing summary is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal. The Share Exchange Agreement is included as an exhibit to this Statement to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about ResCare, Purchaser, Onex or the Purchaser Group. The representations, warranties and covenants contained in the Share Exchange Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement (except as to certain indemnification obligations), are subject to limitations agreed upon by the contracting parties (including being qualified by disclosure schedules), were made for the purposes of allocating contractual risk among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors under the federal securities laws.

        The Schedule TO states that the principal offices of Purchaser are located at 712 Fifth Avenue, 40th Floor, New York, New York 10019 and its telephone number is (212) 582-2211, and that the principal offices of Onex are located at 161 Bay Street, P.O. Box 700, Toronto, Canada M5J 2S1 Canada, and its telephone number is (416) 362-7711.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Certain contracts, agreements, arrangements and understandings between ResCare and certain of its directors and executive officers are, except as noted below, described in ResCare's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2010 (the "2010 Proxy Statement"), relating to the 2010 Annual Meeting of Shareholders, excerpts from which are attached as Annex I to this Statement and incorporated herein by reference. Except as described or referred to in this Statement (including in the annexes and exhibits hereto) or as otherwise incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor are there any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser, Onex or their respective executive officers, directors or affiliates.

        Any information contained in the pages from the 2010 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Agreements between ResCare and its Directors, Executive Officers and Affiliates

        Effect of the Offer on Shares of Common Stock held by Directors and Executive Officers. Shares held by all of ResCare's non-employee directors upon consummation of the Offer will be treated in the same manner as Shares held by other unaffiliated ResCare shareholders. Shares held by ResCare's executive officers are subject to Rollover Agreements and will be exchanged for equity in the Purchaser in lieu of being tendered in the Offer.

        As of October 1, 2010, ResCare's nonemployee directors as a group owned 404,474 Shares. If the nonemployee directors were to tender all 404,474 of those shares for purchase pursuant to the Offer and each of those shares was accepted for purchase and purchased by the Purchaser, then the nonemployee directors would receive an aggregate of approximately $5,359,280.50.

        Stock Options.    Upon Purchaser's consummation of the Offer, each outstanding and unexercised stock option (whether vested or unvested) will be cancelled and entitle the holder to receive an amount in cash equal to the product of (1) the number of Shares subject to such option and (2) the amount by which the Offer Price exceeds the exercise price per share of such option. If the exercise price is more than the Offer Price, the option will be cancelled without payment of any consideration to the holder. As of the date of this Statement, there are no options outstanding that have an exercise price that is lower than the Offer Price.

        Restricted Stock.    Upon Purchaser's consummation of the Offer, all shares of restricted stock will vest in full and entitle the holder to tender (or to direct the Company to tender on the holder's behalf) such shares of restricted stock into the Offer. Shares of restricted stock that are not so tendered will be converted into the right to receive the Offer Price. Shares of restricted stock that have been identified as Rollover Shares will be exchanged for equity in the Purchaser in lieu of cash upon consummation of the Offer.

        Director Compensation.    Under the Company's director compensation policy, non-employee directors receive an annual cash retainer of $36,000, meeting fees of $2,500 for each board meeting attended, and meeting fees of $1,000 for each committee meeting attended (except for audit committee and special committee meetings, for which the fee is $2,500 per meeting attended). Ronald G. Geary receives an additional annual cash retainer of $72,000 for serving as Chairman of the Board. Olivia F. Kirtley receives and additional annual cash retainer of $24,000 for serving as Chairman of the Audit Committee. David Braddock, Chairman of the Ethics and Compliance Committee, Robert E. Hallagan, Chairman of the Executive Compensation Committee, Robert Le Blanc, Chairman of the Mergers and Acquisitions Committee, and Steven S. Reed, Chairman of the Corporate Governance and Nominating Committee, each receive an additional annual cash retainer of $18,000 for serving as committee chairs. Directors who are employees of ResCare, currently only Mr. Gronefeld, do not receive additional separate compensation for service on the Board. The director fees for Mr. Le Blanc are paid to Onex Partners Management LP, an affiliate of Purchaser.

        In addition to the above compensation, non-employee directors (except for Mr. Le Blanc) also receive an annual grant of 3,000 shares of restricted stock on July 1 of each year, which shares vest over a three-year period beginning on the first anniversary of the grant. Mr. Le Blanc has historically declined this grant based on the policies of his employer, an affiliate of Purchaser.

        As of September 6, 2010, each non-employee director (other than Mr. Le Blanc) holds 6,000 shares of restricted stock that would vest upon consummation of the Offer. Mr. Le Blanc holds no shares of restricted stock.

        The ResCare Non-Employee Director Deferred Stock Compensation Program (the "Deferral Program") provides that non-employee directors may defer their director fee payments and receive such deferred payments in the form of ResCare common share units. Ms. Kirtley, Dr. Braddock, and Mr. Hallagan have elected to defer some or all of their director compensation under the Deferral Program. The Deferral Program will be terminated upon consummation of the Offer, and each stock unit account that has not been fully settled as of such time will be settled via a lump sum payment promptly following the consummation of the Offer.

        The following table summarizes the common share units held by the directors who participate in the Deferral Program, and the lump sum payment each such director would receive in connection with the settlement of such units upon consummation of the Offer.

Name	Total Deferral Program Units	Total Payment Due under Share Exchange Agreement
Olivia F. Kirtley	26,701.03	353,788.65
David Braddock	14,822.99	196,404.62
Robert E. Hallagan	10,845.29	143,700.09

Total	52,369.31	693,893.36

  Employment Agreements

        ResCare has employment agreements with all of its executive officers. The agreements are substantially similar to each other, and were approved by the executive compensation committee of the board of directors. The employment agreements with our executives include a change of control provision that would accelerate the vesting of any restricted share awards if there is a change of control of the Company as that term is defined in our 2005 Omnibus Incentive Compensation Plan, adopted by ResCare's shareholders in June 2005.

        In addition, the executives' employment agreements provide that if an executive's employment is terminated without cause or if the employment agreement is not extended by the Company, the executive's base salary will continue for a period of twelve months, except for Mr. Gronefeld and Mr. Miles. If, within two years after a change of control, Mr. Gronefeld's employment agreement is terminated either by ResCare without cause or by Mr. Gronefeld for good reason as defined in his agreement, he is entitled to receive a lump sum payment equal to the greater of the unpaid amount of his then-current base salary for the balance of the term of the agreement or three times his then-current base salary. If Mr. Miles' employment is terminated without cause by the Company within two years after a change of control, he is entitled to receive a lump sum payment equal to two times his then current base salary. He is also entitled to receive any earned but unpaid incentive bonus for a calendar year ending before termination and a pro-rated incentive bonus for the current year through the date of termination.

        ResCare does not provide its executives with tax gross-up protection if the benefits provided upon or following a change in control result in excise taxes under Section 280G of the Internal Revenue Code.

  Potential Payments Upon Change in Control

        The following table provides information about payments or benefits that would be due to the executive officers under the terms of their current employment agreements if there is a change in control of the Company. These amounts assume cash incentive compensation payment at 100% of targeted incentive compensation which equals 100% base salary and a change in control on October 6, 2010. Any payments upon change in control are governed by the executives' employment agreements and the stock option or restricted stock award agreements.

        A change in control is defined in ResCare's 2005 Omnibus Incentive Compensation Plan as (i) an event or series of events which have the effect of any "person" as such term is used in Section 13(d) and 14(d) of the Exchange Act, with certain exceptions, becoming the "beneficial owner" as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of 30% or more of the combined voting power of the company's then outstanding capital stock; (ii) any merger, consolidation, share exchange, recapitalization or other transaction in which any person becomes the beneficial owner of 30% or more of the combined voting power of the company's then outstanding capital stock; (iii) the persons who were directors immediately before a transaction shall cease to constitute a majority of the board of directors of the company or any successor to the company; (iv) disposition of the company pursuant to a partial or complete liquidation, sale of assets, or otherwise. Provided, however, that if the executive compensation committee believes an award will constitute "deferred compensation" pursuant to Internal Revenue Code Section 409A, the committee may provide that "Change in Control" for that award will have the meaning given in guidance from the Internal Revenue Service construing that term for purposes of allowable triggers for payment of deferred compensation. Completion of the Offer and Share Exchange will be a change of control of the Company.

Payments Under Termination	Involuntary Termination (change in control)
Severance (2010 Base Salary and Target Bonus)
Ralph G. Gronefeld	$1,760,000
Patrick G. Kelley	800,000
David W. Miles	900,000
Richard L. Tinsley	460,000
David S. Waskey	450,000
Stock Options
Ralph G. Gronefeld	0
Patrick G. Kelley	0
David W. Miles	0
Richard L. Tinsley	0
David S. Waskey	0
Restricted Stock(1)
Ralph G. Gronefeld	$2,170,867
Patrick G. Kelley	33,125
David W. Miles	158,576
Richard L. Tinsley	0
David S. Waskey	0
Total
Ralph G. Gronefeld	$3,930,867
Patrick G. Kelley	833,125
David W. Miles	1,058,576
Richard L. Tinsley	460,000
David S. Waskey	450,000

(1)
Values of unvested shares that automatically vest upon the change in control. These shares are valued at $13.25 per share. These shares are expected to be exchanged for equity in the Purchaser in lieu of cash upon consummation of the Offer.

        Under the executive officers' employment agreements, he or she is entitled to receive the following amounts earned during his or her employment, regardless of the manner of termination:

  •
  Base salary until date of termination;

  •
  Earned but unpaid cash incentive compensation for the calendar year preceding termination (except termination for cause in which case no incentive compensation for the calendar year in which employment is terminated shall be paid);

  •
  Unused paid time off;

  •
  Amounts accrued and vested in the company's 401k plan;

  •
  Vested stock options may be exercised within three months after termination except for termination for cause, in which case any unexercised options are forfeited; and

  •
  All unvested restricted stock is forfeited.

  Indemnification and Insurance

        Under the Share Exchange Agreement, from and after the effective time of the Share Exchange, the Purchaser will cause ResCare to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the effective time of the Share Exchange now existing in favor of the current or former directors or officers of ResCare and its subsidiaries as provided in the respective articles or certificates of incorporation, bylaws or other organization documents or any written indemnification contract between such directors or officers and ResCare (in each case, as in effect on the date of the Share Exchange Agreement), without further action, as of the effective time of the Share Exchange and such obligations will survive the Share Exchange and continue in full force and effect in accordance with their terms. Furthermore, Purchaser and ResCare agree to jointly and severally indemnify, defend and hold the current or former directors or officers of ResCare and its subsidiaries harmless from and against any claims, loss, damages or liabilities arising out of any action taken or omitted by them in such capacities in connection with the Share Exchange. If Purchaser or ResCare or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its stock, properties or assets to any person, then, and in each such case, proper provision must be made so that the successors or assigns of Purchaser or ResCare, as the case may be, will succeed to the indemnification obligations described above.

        In addition, for six years after consummation of the Offer, ResCare must maintain in effect ResCare's current directors' and officers' liability insurance in respect of acts or omissions occurring at or prior to the effective time of the Share Exchange, covering each person currently covered by ResCare's directors' and officers' liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of the policy in effect on September 6, 2010. ResCare may substitute for those policies, policies with reputable and financially sound carriers providing at least the same coverage and amount and containing terms and conditions that are no less favorable to the covered persons; provided that ResCare will not be obligated to pay more than 300% of the annual premiums currently paid by ResCare for such insurance. In lieu of the insurance coverage described in the preceding sentences, ResCare may purchase "tail" insurance coverage that provides coverage with respect to occurrences prior to the effective time of the Share Exchange no less favorable than the coverage described above.

Agreements with Purchaser and Purchaser Group

        Voting Agreement.    Pursuant to a Voting Agreement (the "Voting Agreement") between ResCare and Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC (the "Onex Investors"), the Onex Investors agreed to vote their Shares and Series A Preferred Stock in favor of (a) the Share Exchange Agreement and the transactions contemplated thereby and (b) any alternative transaction that provides for an all cash acquisition of the Company's equity approved by the Company's Board of Directors, subject to the Company's compliance with the Share Exchange Agreement, including that the Company shall have paid the applicable break-up fee to Purchaser. In addition, pursuant to the Voting Agreement, the Onex Investors have agreed not to transfer their shares other than pursuant to a tender offer or sale under Rule 144 promulgated under the Securities Act of 1933. The Voting Agreement will terminate upon: (a) the consummation of the Share Exchange; (b) the termination of the Share Exchange Agreement for reasons other than arising from the Company's approval of a superior proposal; (c) after the consummation or termination of the agreement with respect to, or vote upon, a superior proposal; (d) six months after an agreement with respect to a superior proposal is signed, or (e) if the Purchaser terminates the Share Exchange Agreement, the Company does not sign an alternative agreement with a third party within five days of a change of recommendation by the Company's Board of Directors. A copy of the Voting Agreement has been filed as Exhibit (e)(10) to this Statement. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement.

        Rollover Agreements.    The Rollover Shareholders have delivered to Purchaser Rollover Agreements providing that they will, among other things, (i) agree not to tender into the Offer and (ii) transfer their Shares to Purchaser in exchange for equity interests in Purchaser, with such shares valued at the Offer Price. The Rollover Agreements terminate upon termination of the Share Exchange Agreement. A copy of the form of Rollover Agreement is filed as Exhibit (e)(12) to this Statement. The foregoing description of the Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the Rollover Agreement.

        Management Services Agreement.    ResCare is party to a management services agreement with Onex Partners Manager LP under which Onex Partners Manager LP is retained to advise and assist ResCare's management and board of directors from time to time on business and financial matters. Under the agreement, ResCare pays Onex Partners Manager LP an annual advisory fee of $350,000. The agreement will remain in effect until Onex and its affiliates no longer hold at least 26,452 shares of the Company's Series A Preferred Stock. Mr. Le Blanc, a director of ResCare, is managing director of Onex Partners Manager LP, an affiliate of Purchaser.

  The 2004 Onex Transaction

        In March 2004, the Company sold to the Onex Investors a total of 48,095 shares of Series A Preferred Stock at a purchase price of $1,050 per share, or a total purchase price of $50,500,000. The Series A Preferred Stock is convertible into shares of common stock at a conversion price of $10.50 per share of common stock, subject to anti-dilution adjustments in certain circumstances. At the same time as the Series A Preferred Stock purchase, the Onex Investors also purchased 3,700,000 outstanding shares of common stock for $8.90 per share from three of ResCare's then directors, James R. Fornear (3,200,000 shares), Spiro B. Mitsos (200,000 shares) and Ronald G. Geary (300,000 shares), including persons and entities related to them (collectively, with the Series A Preferred Stock purchase, the "2004 Onex Transaction"). The 2004 Onex Transaction was approved by the Company's shareholders at the Company's 2004 Annual Meeting.

        The 2004 Onex Transaction resulted in the Onex Investors acquiring shares of preferred and common stock representing approximately 28.2% of the combined voting power of ResCare's securities based on the number of shares of common stock outstanding as of May 21, 2004.

        As of the date of this Statement, the Purchaser Group beneficially owns 8,509,500 shares of common stock, including 4,809,500 shares issuable upon conversion of the Series A Preferred Stock, representing 24.9% of the shares of common stock, assuming (i) conversion of all of the shares of Series A Preferred Stock into common stock, and (ii) 29,415,653 shares of common stock outstanding.

  Terms of the Series A Preferred Stock

        The following summary of certain terms of the Series A Preferred Stock is not complete and is qualified in its entirety by reference to the Articles of Amendment to the Company's Articles of Incorporation, which has been filed as Exhibit (e)(16) to this Statement and is incorporated herein by reference. We sometimes refer to the Series A Preferred Stock as the "Preferred Stock" or the "Preferred Shares."

        Board Representation; Voting.    The Preferred Shares are represented on the Company's board of directors by two directors who are elected solely by the holders of the Preferred Shares. Holders of the Preferred Shares are also entitled to vote for all other directors. Each holder of Preferred Shares is entitled to cast a number of votes equal to that number of shares of common stock into which the holder's Preferred Shares can be converted. Robert M. Le Blanc, a managing director of Onex, and Ralph G. Gronefeld, Jr., the Company's President and Chief Executive Officer, currently represent the holders of the Preferred Shares on the Company's board of directors. Mr. Le Blanc has served as a director of ResCare since 2004. Mr. Gronefeld has served as a director since November 2006.

        Right of First Refusal.    For so long as the Onex Investors or their permitted transferees own at least 26,452 shares of Preferred Stock, ResCare is not permitted to sell substantially all of its assets or equity by merger, consolidation or otherwise without first giving the Onex Investors or their permitted transferees the right to acquire such assets or equity on the same terms and conditions. The Onex Investors agreed to waive and release their right of first refusal with respect to a definitive agreement relating to a superior proposal that ResCare executes, where ResCare terminates the Share Exchange Agreement, pays the break-up fee discussed above and otherwise complies with the terms of the Share Exchange Agreement.

        Put Rights.    Holders of Preferred Stock have a right to require ResCare to redeem their Preferred Stock at a purchase price per share equal to $1,050 plus an amount equal to the aggregate of all accrued but unpaid dividends if ResCare closes a sale of substantially all of ResCare's assets or equity by merger, consolidation or otherwise.

        Conversion.    The Preferred Stock is convertible into shares of common stock at any time, in whole or in part, at the option of the holder thereof. The number of Shares that a holder of Preferred Stock will be entitled to receive upon conversion of one share of Preferred Stock will equal the number of shares obtained by dividing (1) $1,050, plus an amount equal to the aggregate of all unpaid dividends which have accrued on such share to the date upon which the conversion takes place, by (2) the conversion price, which is initially $10.50, subject to adjustment for certain events, including stock splits, stock dividends and issuance of convertible securities or common stock at a price per share below the then effective conversion price. As of the date of this Statement, each Preferred Share is convertible into 100 shares of common stock.

        Corporate Governance and Special Voting Rights.    The Onex Investors are entitled to elect two of nine directors for so long as they hold at least 31,262 Preferred Shares. If the Onex Investors hold less than 31,262 Preferred Shares, but more than 14,428 Preferred Shares, the Onex Investors are entitled to elect one director. If the Onex Investors hold less than 14,428 Preferred Shares, the Onex Investors are not entitled to any special rights to elect directors.

        In addition, for so long as the Onex Investors or their permitted transferees are entitled to elect directors, the approval of the directors nominated and elected by the Onex Investors is required in order for ResCare to take any of the following actions:

  •
  the adoption of a "poison pill" rights plan;

  •
  any issuance or incurrence of debt, other than any borrowing that does not cause ResCare to have aggregate debt that causes the ratio of ResCare's debt to EBITDA (earnings before interest, taxes, depreciation and amortization) on the date the debt is incurred to exceed the ratio of ResCare's debt on the date the Preferred Stock was issued to ResCare's EBITDA for the year ended December 31, 2003;

  •
  the hiring and termination of the chief executive officer;

  •
  the approval of any new stock option, restricted stock, stock purchase or stock bonus plan or arrangement or any increase in the number of shares issuable under existing plans;

  •
  any action by ResCare's board of directors to change the number of positions on the board of directors; or

  •
  the declaration and payment of dividends on ResCare capital stock in an amount greater than $10,000,000 per year.

        For so long as the Onex Investors or their permitted transferees own at least 26,452 shares of Preferred Stock, their consent is required in order for ResCare to take any of the following actions:

  •
  any authorization, issuance or reclassification of any of ResCare's equity securities or any convertible securities, or any derivative or similar securities with respect to any of the foregoing other than the issuance of (A) options to purchase shares of Common Stock to employees, consultants, officers or non-employee directors pursuant to any existing stock option plan or (B) shares of any class or series ranking junior to Preferred Stock;

  •
  the authorization or creation of, or the increase in the authorized amount of, or the issuance of any shares of any class or series of ResCare's securities ranking senior to or on a par with the Preferred Stock with respect to distributions or rights on liquidation, or any security convertible into or exercisable for or otherwise representing the right to acquire any such securities or any derivative or similar securities representing any of the foregoing;

  •
  ResCare's liquidation, dissolution, winding up or reorganization; or

  •
  any amendment to ResCare's articles of incorporation or bylaws if such amendment would require the vote of the holders of Preferred Stock as a class under Kentucky law.

  Share Exchange Agreement

        The following summary of certain terms of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by the text of the Share Exchange Agreement. A more detailed description of the Share Exchange Agreement and the transactions contemplated thereby can be found in "SPECIAL FACTORS—Summary of the Share Exchange Agreement, the Voting Agreement, and the Onex Guarantee" in the Offer to Purchase.

        Go-shop Period.    The Company has a period of 40 calendar days from the date of execution of the Share Exchange Agreement (the "Go-shop Period"), ending October 16, 2010, during which it can solicit proposals for the purchase of at least 75% of the Company's equity or assets. The Company can enter into and maintain discussions with respect to such solicited proposals or other proposals that could reasonably be expected to lead to a solicited proposal. Solicited proposals received by the Special Committee of the Board of Directors before the end of the Go-shop Period are excluded from the "no-shop" covenant described below, assuming that (i) such proposal has been determined by the Special Committee to be bona fide; (ii) such proposal does not result from any breach of the Share Exchange Agreement, (iii) the party making such proposal has entered into a confidentiality agreement, and (iv) the Special Committee has determined that such proposal constitutes or could reasonably be expected to result in a superior proposal.

        Release of Existing Right of First Refusal.    Onex and its affiliates agreed to waive and release the right of first refusal that Onex and its affiliates hold under Article VI.C.5(g) of ResCare's articles of incorporation, as amended and restated, with respect to a definitive agreement relating to a superior proposal that ResCare executes, where ResCare terminates the Share Exchange Agreement, pays the break-up fee and otherwise complies with the terms of the Share Exchange Agreement.

        No-Shop Covenant.    After the conclusion of the Go-shop Period, the Company may not (i) initiate, solicit, encourage or facilitate actions that could lead to an acquisition proposal; or (ii) approve or recommend, or propose to approve or recommend, an acquisition proposal, or, subject to the "fiduciary out" provision described below, change its recommendation of the Share Exchange Agreement and the transactions contemplated thereby, enter into another agreement relating to an acquisition proposal or agree to abandon, terminate or fail to consummate the transactions contemplated by the Share Exchange Agreement.

        Fiduciary Out.    Until the consummation of the Share Exchange, the Company may furnish information and discuss and negotiate any acquisition proposal that the Special Committee determines to be bona fide and that constitutes or could reasonably be expected to result in a superior proposal, subject to certain conditions and notice to the Purchaser.

        Superior Proposal.    A "superior proposal," as defined in the Share Exchange Agreement, is a bona fide proposal for the acquisition of at least 75% of the equity or assets of the Company that, in the determination of the Special Committee: (i) would provide the shareholders of the Company with consideration having a value per share of common stock in excess of the Offer Price; (ii) would result in a transaction more favorable to the holders of shares of common stock and preferred stock (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal and the identity of the offeror, but excluding any interest of members of the Purchaser Group in owning the Company) than the transactions contemplated by the Share Exchange Agreement; (iii) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations); and (iv) is not subject to a financing contingency and is made by a person or group of persons who have provided the Company with reasonable evidence that such person or group has, or has firm underwritten commitments to obtain, sufficient funds to complete such proposal (in each case taking into account any revisions to the Share Exchange Agreement made or proposed in writing by Purchaser prior to the time of determination).

        Matching Rights.    Before the Special Committee may withdraw, modify or amend its recommendation in a manner adverse to the Purchaser, recommend a superior proposal, or terminate the Share Exchange Agreement to accept a superior proposal, it must (i) provide prior written notice at least four (4) calendar days (or at least two (2) business days, whichever is longer) to the Purchaser; and (ii) negotiate with the Purchaser in good faith to make adjustments to the Share Exchange Agreement before effecting the change in recommendation.

        Change of Recommendation.    The Special Committee may withdraw, modify or qualify its recommendation of the Share Exchange Agreement and transactions contemplated thereby, recommend a superior proposal and terminate the Share Exchange Agreement (with payment of the breakup fee described below) to enter into a superior proposal, if an intervening event unknown to the Special Committee at the time of execution of the Share Exchange Agreement occurs or if the Company has received a superior proposal, in each case if the Special Committee, after consultation with counsel and legal advisors, determines that not to do so would be inconsistent with its fiduciary duties.

        Break-up Fees.    The break-up fees are payable if: (a) an acquisition proposal has been disclosed, announced, submitted or made before the termination of the Share Exchange Agreement and the Company enters into a letter of intent, memorandum of understanding or definitive agreement with respect to such acquisition proposal within twelve (12) months of the termination of the Share Exchange Agreement; (b) the Company terminates the Share Exchange Agreement to accept a superior proposal; (c) the Purchaser terminates the Share Exchange Agreement due to a non-curable breach of certain representations, warranties, covenants or agreements at the materiality thresholds prescribed in the Share Exchange Agreement; or (d) the Purchaser terminates the Share Exchange Agreement upon a change of recommendation by the Special Committee or upon the Company's breach of the non-solicitation provisions of the Share Exchange Agreement. If the Company terminates the Share Exchange Agreement in order to enter into a superior proposal from a party that initiated a proposal during the Go-shop Period, the break-up fees are $9,130,182. In all other circumstances, the break-up fees are $13,695,273. The prompt payment of the break-up fees are a condition to (i) the effectiveness of the Voting Agreement and (ii) the termination of the Share Exchange Agreement to accept a superior proposal or for acquisition proposals disclosed before the termination prior to entering into a letter of intent, memorandum of understanding or definitive agreement (whether or not the same as that originally announced and whether or not the same person as that originally announced) within twelve months thereafter.

        Board Representation.    Upon consummation of the Offer, Purchaser can designate a number of directors proportional to the percentage of outstanding Shares held by the Purchaser Group at the time of such designation (on a fully-diluted basis), and ResCare is required to take all actions necessary to appoint such persons to the Board of Directors and ensure majority representation on each committee of the Board, subject to the requirement that the Company shall use reasonable efforts to ensure that at least three of its independent directors (for the purposes of the continued listing requirements of NASDAQ and SEC rules) remain on the Board of Directors until consummation of the Share Exchange.

Item 4.    The Solicitation or Recommendation

(a)   Solicitation/Recommendation

        After careful consideration, including a thorough review of the Share Exchange Agreement with ResCare's legal and financial advisors, the six Independent Directors present at a meeting held on September 5, 2010, unanimously (i) determined that the Share Exchange Agreement and the transactions contemplated thereby, including the Offer and the Share Exchange, are advisable and in the best interests of and are fair to ResCare and ResCare's unaffiliated shareholders and (ii) approved the Share Exchange Agreement and the transactions contemplated thereby, including the Offer and the Share Exchange, and recommended the Share Exchange Agreement and transactions contemplated thereby, including the Offer and the Share Exchange, to the shareholders for approval. The three other directors, Ralph Gronefeld, Robert Le Blanc and Robert Hallagan, were not present for the vote at the meeting.

        Accordingly, and for other reasons described in more detail under "SPECIAL FACTORS—Purposes and Reasons for the Offer—The Company's Purpose and Reasons for the Offer," the Independent Directors unanimously recommend, on behalf of the Company, that ResCare's shareholders accept the Offer and tender their Shares pursuant to the Offer.

(b)   Background

        See "SPECIAL FACTORS—Purposes and Reasons for the Offer—Background."

(c)   Reasons for Recommendation

        See "SPECIAL FACTORS—Purposes and Reasons for the Offer—The Company's Purpose and Reasons for the Offer."

(d)   Opinion of Financial Advisor to the Special Committee

        See "SPECIAL FACTORS—Reports, Opinions, Appraisals and Negotiations—Opinion of Financial Advisor to the Special Committee."

(e)   Intent to Tender

        To ResCare's knowledge, after making reasonable inquiry, each of ResCare's directors other than Mr. Gronefeld, who entered into a Rollover Agreement, and Mr. Le Blanc, who is an Onex affiliate, currently intends to tender or cause to be tendered for purchase pursuant to the Offer any Shares held of record or beneficially owned by such director. Each of ResCare's executive officers has entered into a Rollover Agreement.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Except as set forth below, neither ResCare nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of ResCare concerning the Offer or the Share Exchange.

        Goldman Sachs.    Pursuant to a letter agreement dated March 8, 2010, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with the Offer. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $5 million, the principal portion of which is contingent upon consummation of the Offer and Share Exchange. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.    Interest in Securities of the Subject Company

        Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by ResCare or, to ResCare's knowledge after a review of Section 16 filings, by any of ResCare's directors, executive officers or affiliates, except for the following transactions:

Name	Date of Transaction	Nature of Transaction	Number of Shares*	Price/share
Olivia F. Kirtley	09/01/2010	Acquisition*	402.58	$12.42
Robert E. Hallagan	09/01/2010	Acquisition*	181.16	$12.42
David Braddock	09/01/2010	Acquisition*	362.32	$12.42
Olivia F. Kirtley	09/05/2010	Acquisition*	200.8	$12.45
Robert E. Hallagan	09/03/2010	Acquisition*	100.4	$12.45
Olivia F. Kirtley	10/01/2010	Acquisition*	377.65	$13.24
Robert E. Hallagan	10/01/2010	Acquisition*	169.94	$13.24
David Braddock	10/01/2010	Acquisition*	399.88	$13.24

*
Common stock units issued under the Company's Deferral Program in lieu of director fees as elected by the director. As indicated above, the Deferral Program will be terminated in connection with consummation of the Offer, and each stock unit account that has not been fully settled as of such time will be settled via a lump sum payment promptly following the consummation of the Offer.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Statement (including the exhibits and annexes to this Statement) or as incorporated herein by reference, no negotiations are being undertaken or are underway by ResCare in response to the Offer that relate to a tender offer or other acquisition of ResCare securities by ResCare, any subsidiary of ResCare or any other person, no negotiations are being undertaken or are underway by ResCare in response to the Offer that relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving ResCare or any subsidiary of ResCare, (ii) a purchase, sale or transfer of a material amount of assets by ResCare or any subsidiary of ResCare, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of ResCare.

        Except as set forth in this Statement (including the exhibits and annexes to this Statement) or as incorporated in this Statement by reference, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

Company Financial Projections

        The Company does not as a matter of course make detailed public projections as to future operating performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. In connection with the Company's consideration of a potential transaction, the Company's management created a financial forecast through fiscal year 2015 (the "Forecast"). A summary of this information is set forth under "THE OFFER—7. Certain Information Concerning Target—Projected Financial Information" of the Offer to Purchase.

        The Forecasts were prepared by management of the Company and have not been approved by the Company's Board of Directors or the Independent Directors. The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The Forecasts do not comply with generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts were prepared by employees of the Company without the assistance of the Purchaser or any of its affiliates. The summary of these Forecasts are not being included in the Offer to Purchase to influence your decision whether to tender your Shares in the Offer, but because these Forecasts were made available by the Company to the Purchaser.

        These Forecasts and other information were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company and its management. Important factors that may affect actual results and result in the Forecasts results not being achieved include, but are not limited to, risks and uncertainties described in the Company's report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2009 and the Company's report on Form 10-Q for the period ended June 30, 2010. In addition, the internal financial forecasts and other information may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts and other information were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions affecting providers of government-funded human services, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company and its management. The Forecasts and other information also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of Forecasts and other information in Purchaser's Schedule TO should not be regarded as an indication that any of the Purchaser, the Company or their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Purchaser, the Company or their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from these Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Neither the Purchaser nor any of its affiliates, nor the Company, intends to make publicly available any update or other revisions to these Forecasts. None of the Purchaser, the Company or any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these Forecasts or that the Forecasts will be achieved. The Company has made no representation to the Purchaser or any of its affiliates concerning these Forecasts.

        Schedule 13E-3.    The Company will file with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Offer and Share Exchange, which may be amended from time to time to report any material changes in the information set forth in the most recent Schedule 13E-3 filed.

        NASDAQ Listing; Exchange Act Registration.    If the Shares no longer meet the criteria for continued listing on NASDAQ after completion of the Offer, the Company has agreed to cooperate with Purchaser and use its reasonable best efforts to de-list the Shares and terminate the registration of the Shares under the Securities Exchange Act of 1934.

        Shareholders' Meeting.    If approval of the Company's shareholders is required under applicable law in order to complete the Offer or the Share Exchange, the Company will take all action necessary or advisable under applicable law to call, give notice of and hold a special meeting of the Company's shareholders to vote on adoption of the Share Exchange Agreement and the transactions contemplated thereby.

        Antitrust.    The Antitrust Division of the United States Department of Justice and the Federal Trade Commission frequently scrutinize the legality under the antitrust laws of transactions like those contemplated by the Share Exchange Agreement. Private parties who may be adversely affected by the proposed transactions and individual states may also bring legal actions under the antitrust laws. ResCare does not believe that the completion of the Offer and the Share Exchange will result in a violation of any applicable antitrust laws; however, there can be no assurance that a challenge to the Offer or the Share Exchange on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

        Regulatory Approvals.    ResCare is subject to federal and state laws and regulations generally applicable to providers of health care services and particularly applicable to providers of home health and mental health services. In most states where ResCare operates, ResCare and Onex will be required to notify the appropriate state health care regulatory agency of the consummation of the Offer and Share Exchange. ResCare has given or expects to give notice of, and expects to apply for prior approval of, the transactions contemplated by the Share Exchange Agreement with all state health care regulatory agencies or bodies where such approval is required by applicable state law or regulation. ResCare cannot be certain whether or not such approvals will be granted.

        The proposed acquisition of ResCare by Purchaser is subject to a certificate of need review by the West Virginia Health Care Authority. Purchaser has filed its application, and parties with standing may request a hearing during a 30-day period ending on November 8, 2010. Absent such a request, the Authority must issue its final ruling no later than December 13, 2010. Although neither the Company nor Purchaser have any reason to believe the application would not be approved, approval is not assured.

        Litigation.    On September 22, 2010, a putative stockholder class action suit styled as Stanley Margolis v. Ralph Gronefeld, et al., Case No. 10-CI-6597, was filed in the Court of Jefferson County, Kentucky against Purchaser, ResCare and the members of the Company's Board of Directors (the "Individual Defendants"). The complaint generally alleges that the Individual Defendants breached their fiduciary duties in connection with the proposed Transaction. In that regard, the complaint includes, among other things, allegations that the consideration to be received by ResCare's shareholders is unfair and inadequate; that the proposed transaction employs a process which is unfair and inadequate and which has not been designed to maximize stockholder value; that the Share Exchange Agreement includes inappropriate deal protection devices such as "no shop," matching rights, and termination fee provisions; that the Board may consider alternatives to the transaction but only under a limited set of circumstances, and that the combined effect of these provisions is to ensure that no competing offers will emerge for the Company. The complaint also alleges that the Individual Directors aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief, including enjoining and rescinding the Transaction, unspecified damages, and payment of plaintiff's attorney's costs and fees. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(i) to the Schedule TO.

        Dissenters' Rights.    Holders of Shares will not have dissenters' rights in connection with the Offer. If the Share Exchange is consummated, any shareholder of record of ResCare who objects to the Share Exchange and who fully complies with Sections 271B.13-010 through 271B.13-310 of the Kentucky Business Corporation Act (the "KBCA") will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his, her or its Shares. A shareholder of record may assert dissenters' rights as to fewer than all of the Shares registered in his, her or its name only if he or she dissents with respect to all Shares beneficially owned by any one beneficial owner and notifies ResCare in writing of the name and address of each person on whose behalf such shareholder asserts dissenters' rights.

        For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights, the fair value of a dissenting shareholder's Shares equals the value of such Shares immediately before the effective date of the Share Exchange, excluding any appreciation or depreciation in anticipation of the Share Exchange.

        Any ResCare shareholder desiring to receive payment of the fair value of Shares must:

  •
  deliver to ResCare, before the shareholder vote on the Share Exchange Agreement, a written notice of intent to demand payment for his, her or its Shares if the Share Exchange is consummated;

  •
  not vote any Shares in favor of the Share Exchange Agreement; and

  •
  demand payment, certify whether the holder acquired beneficial ownership of the Shares before the date of the first announcement to news media or to shareholders of the terms of the proposed Share Exchange and deposit the stock certificates with Purchaser in accordance with the terms of a dissenters' notice to be sent to all dissenting shareholders within 10 days after the Share Exchange is consummated.

        The dissenters' notice sent to dissenting shareholders will:

  •
  specify the dates and place for receipt of the payment demand and the deposit of the ResCare stock certificates;

  •
  inform holders of uncertificated Shares, if any, to what extent transfer of the Shares will be restricted after the payment demand is received;

  •
  supply a form for demanding payment that includes the date of the first public announcement of the terms of the Share Exchange as provided above and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the Shares before that date;

  •
  set a date by which Purchaser must receive the payment demand, which date must not be fewer than 30, nor more than 60 days after the dissenters' notice is delivered; and

  •
  be accompanied by a copy of the dissenters' rights provisions of the KBCA.

        On the later to occur of the date on which the Share Exchange is completed or the date on which Purchaser receives a payment demand from a dissenting shareholder who has complied with the statutory requirements, Purchaser will pay the dissenter the fair value of the Shares held by such shareholder, plus accrued interest. Purchaser's payment will be accompanied by:

  •
  ResCare's balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any;

  •
  a statement of Purchaser's determination of the fair value of the Shares;

  •
  an explanation of how the interest was calculated; and

  •
  a statement of the dissenting shareholder's right to demand payment of a different amount under Section 271B.13-280 of the KBCA.

        After the Share Exchange, Purchaser may elect to withhold payment from a dissenter who became the beneficial owner of the Shares after the date of the first public announcement of the terms of the Share Exchange. If Purchaser makes such an election, it shall estimate the fair value of the Shares, plus accrued interest, and send an offer to the dissenter that includes the estimate of the fair value, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment of a different amount under Section 271B.13-280. Purchaser shall pay the offer amount to each such dissenting shareholder who agrees to accept it in full satisfaction of his, her or its demand.

        If the dissenting shareholder believes the amount Purchaser paid or offered is less than the fair value of the Shares or that the interest due is incorrectly calculated, within 30 days after Purchaser makes or offers payment for the Shares of a dissenting shareholder, the dissenting shareholder must demand payment of his, her or its own estimate of the fair value of the Shares and interest due. If the demand for payment of the different amount under Section 271B.13-280 remains unsettled, then Purchaser, within 60 days after receiving the payment demand of a different amount from the dissenting shareholder, must file an action in the Jefferson County, Kentucky circuit court requesting that the fair value of the dissenting shareholder's Shares be determined. Purchaser must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If Purchaser does not begin the proceeding within the 60-day period, it must pay the amount demanded by each dissenting shareholder whose demand remains unsettled.

        The foregoing discussion summarizes the provisions of Kentucky law relating to the dissenter's rights of shareholders and does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenter's rights available thereunder. This summary is qualified in its entirety by reference to Sections 271B.13-010 through 271B.13-310 of the KBCA.

        Failure by an ResCare shareholder to follow the steps required by the KBCA for perfecting dissenters' rights may result in the loss of such rights. In view of the complexity of these provisions and the requirement that they be strictly followed, if any shareholder is considering dissenting from the approval and adoption of the Share Exchange Agreement and exercising dissenters' rights under the KBCA, such shareholder should consult his, her or its legal advisors.

Item 9.    Exhibits

        The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated October 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO, dated October 7, 2010 filed by Purchaser).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO, dated October 7, 2010 filed by Purchaser).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO, dated October 7, 2010 filed by Purchaser).
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO, dated October 7, 2010 filed by Purchaser).
(a)(1)(v)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO, dated October 7, 2010 filed by Purchaser).
(a)(1)(vi)
Text of Press Release issued by ResCare on September 23, 2010 announcing expectation of the commencement of the Offer (incorporated by reference to the pre-commencement Schedule 14D-9 filed on September 23, 2010).
(a)(5)(i)	Opinion of Goldman, Sachs & Co., dated September 6, 2010 (attached hereto as Annex II).
(a)(5)(ii)	Press release issued by ResCare on October 7, 2010 (incorporated by reference to Exhibit 99.1 to ResCare's Form 8-K dated October 7, 2010).
(e)(1)
Agreement and Plan of Share Exchange, dated as of September 6, 2010, between Purchaser and the Company (incorporated by reference to Exhibit 2.1 to ResCare's Current Report on Form 8-K, filed September 10, 2010).
(e)(2)	Res-Care, Inc. 2005 Omnibus Incentive Compensation Plan (as amended effective June 27, 2008) (incorporated by reference to Exhibit 10.1 to ResCare's Form 10-Q filed on August 11, 2008).
(e)(3)	Employment Agreement effective July 1, 2006 between ResCare and Ralph G. Gronefeld, Jr. (incorporated by reference to Exhibit 99.1 to ResCare's Form 8-K on October 3, 2006).
(e)(4)	Employment Agreement dated January 1, 2008 between ResCare and David W. Miles (incorporated by reference to Exhibit 10.3 to ResCare's Form 8-K filed on April 17, 2008).
(e)(5)	Employment Agreement between ResCare and Patrick G. Kelley effective January 1, 2008 (incorporated by reference to Exhibit 10.1 to ResCare's Form 10-K filed on March 12, 2008).
(e)(6)	Employment Agreement between ResCare and David S. Waskey effective April 1, 2005 (incorporated by reference to Exhibit 10.3 to ResCare's Form 10-Q filed on August 11, 2008).
(e)(7)	Employment Agreement between ResCare and Richard L. Tinsley effective January 15, 2007 (incorporated by reference to Exhibit 10.2 to ResCare's Form 10-Q filed on August 11, 2008).

Exhibit Number	Description
(e)(8)	Form of Res-Care, Inc. 2005 Omnibus Incentive Compensation Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to ResCare's Form 10-Q filed on August 4, 2005).
(e)(9)	ResCare Nonemployee Director Deferred Stock Compensation Program (incorporated by reference to Exhibit 99.1 to ResCare's Form 8-K filed on January 25, 2006).
(e)(10)
Voting Agreement, dated as of September 6, 2010, by and between ResCare and certain affiliates of Purchaser (incorporated by reference to Exhibit 4.1 to ResCare's Current Report on Form 8-K, filed September 10, 2010).
(e)(11)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to ResCare's Current Report on Form 8-K, filed September 10, 2010).
(e)(12)
Form of Commitment Letter made by certain Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to ResCare's Current Report on Form 8-K, filed September 10, 2010).
(e)(13)	Excerpts from ResCare, Inc. Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Shareholders (attached hereto as Annex I).
(e)(14)
Amended and Restated Articles of Incorporation of ResCare dated December 18, 1992 (incorporated by reference to Exhibit 3.2 to ResCare's Annual Report on Form 10-K for the year ended December 31, 2006).
(e)(15)
Articles of Amendment to Amended and Restated Articles of Incorporation of ResCare dated May 29, 1997 (incorporated by reference to Exhibit 3.1 to ResCare's Annual Report on Form 10-K for the year ended December 31, 2006).
(e)(16)
Articles of Amendment to ResCare's Articles of Incorporation dated June 23, 2004 (incorporated by reference to Exhibit 3(i),4 to ResCare's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
(e)(17)
Preferred Stock Purchase Agreement, dated as of March 10, 2004, by and between ResCare and the Onex Investors (incorporated by reference to Exhibit 4.4 to ResCare's Form 10-K for the year ended December 31, 2003).
(e)(18)	First Amendment, dated as of May 20, 2004, to the Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 4.7 to ResCare's Current Report on Form 8-K filed May 27, 2004).
(e)(19)	Management Services Agreement, dated June 23, 2004, between Onex Partners Manager LP and ResCare (incorporated by reference to Exhibit 10.3 to ResCare's Form 10-Q filed August 5, 2004).
(g)	Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RES-CARE, INC.
	By:	/s/ DAVID W. MILES
October 7, 2010		David W. Miles Executive Vice President & Chief Financial Officer

Annex I

        Excerpts from Res-Care, Inc. Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 28, 2010

Ownership of Equity Securities

        The following table shows information about the beneficial ownership of ResCare common shares as of April 1, 2010 by:

  •
  each person known to ResCare who beneficially owns more than 5 percent of the outstanding ResCare common shares or who has filed a Schedule 13G or 13D with the Securities and Exchange Commission (SEC) with respect to ResCare shares;

  •
  each of ResCare's directors and nominees for director;

  •
  each of ResCare's executive officers named in the Summary Compensation Table; and

  •
  all directors and executive officers of ResCare as a group.

        Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)(3)		Percent of Class(2)
DIRECTORS AND NAMED EXECUTIVE OFFICERS
Ralph G. Gronefeld, Jr.	319,404	(4)	1.1%
Ronald G. Geary	228,000	(5)	*
Olivia F. Kirtley	66,688	(6)	*
Robert E. Hallagan	23,911		*
David Braddock, Ph.D.	20,968		*
David W. Miles	15,989		*
Steven S. Reed	10,500		*
James H. Bloem	10,000		*
William E. Brock	9,000		*
Patrick G. Kelley	4,563		*
Richard L. Tinsley	3,530	(8)	*
David S. Waskey	2,594	(7)	*
Robert M. Le Blanc	0	(9)	*
All directors and executive officers as a group (13 persons)	715,147	(5)	2.4%
OTHER SECURITY HOLDERS WITH MORE THAN 5% OWNERSHIP
Onex Corporation	8,509,500	(10)	24.9%
FMR LLC	4,108,807	(11)	14.0%
Bank of America Corporation	3,010,409	(11)	10.2%
BlackRock, Inc.	1,862,109	(11)	6.3%
Dimensional Fund Advisors LP	1,605,811	(11)	5.5%

*
Indicates less than 1 percent of outstanding common shares.

(1)
The addresses of the people ResCare knows beneficially own more than five percent of the outstanding common shares are as follows: Onex Corporation, 161 Bay Street, Toronto, Ontario M5J 2S1 Canada; FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109; Bank of America Corporation, 100 North Tryon Street, Floor 25, Bank of America Corporate Center,

Annex I-1

  Charlotte, NC 28255; Dimensional Fund Advisors, LP, 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401; BlackRock, Inc., 40 East 52nd Street, New York, NY 10022.

(2)
Based on 29,409,693 outstanding shares of common stock. Each named person or group is considered to be the beneficial owner of securities that the person may acquire within 60 days through the exercise or conversion of convertible securities, options, warrants and rights, if any. Those securities are included in the total number of outstanding shares when computing the percentage beneficially owned by the person or group. The securities are not included in the total number of outstanding shares when computing the percentage of shares beneficially owned by any other person or group. The number of shares includes shares that would be issued when a person converts convertible securities, when a person or group exercises options (including employee stock options) or when a director terminates service pursuant to the Non-Employee Directors Deferred Stock Compensation Program.

(3)
Three of our directors defer cash compensation under our Non-Employee Directors Deferred Stock Compensation Program. These deferred amounts will be paid out in shares of our common stock upon the director's retirement or other termination of services with ResCare. The number of shares to which the directors would be entitled if their services with ResCare had terminated as of March 31, 2010, is included in the table, as follows: Ms. Kirtley—18,763 shares; Dr. Braddock—10,507 shares; Mr. Hallagan—8,430 shares. The directors have no voting or investment power as to these shares.

(4)
Includes 2,801 shares held by the Retirement Savings Plan over which Mr. Gronefeld has no voting power, but does have investment power and 700 shares held in his wife's IRA for which Mr. Gronefeld holds neither voting nor investment power.

(5)
Includes 225,000 shares subject to options that are presently exercisable.

(6)
Includes 32,100 shares for which Ms. Kirtley shares voting and investment power with her husband. Also includes 600 shares in her husband's retirement plan for which Ms. Kirtley has neither voting nor investment power.

(7)
Includes 1,732 shares held by the Retirement Savings Plan over which Mr. Waskey has no voting power, but does have investment power.

(8)
Includes 76 shares held by the Retirement Savings Plan over which Mr. Tinsley has no voting power, but does have investment power.

(9)
Mr. Le Blanc is a managing director of Onex Corporation, which controls the Onex Affiliates that hold ResCare common and Series A Convertible Preferred Shares. These shares are shown as beneficially owned by Onex Corporation.

(10)
Represents shares owned by four affiliates of Onex Corporation: Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC (referred to in this proxy as the Onex Affiliates). Includes 4,809,500 common shares issuable upon conversion of 48,095 Series A Convertible Preferred Shares. The ownership information is based on the Schedule 13D/A filed with the SEC on June 29, 2004.

(11)
The ownership information is based on the Schedule 13G or Schedule 13G/A filed by each holder with the SEC reflecting shares beneficially owned as of December 31, 2009.

Annex I-2

Summary Compensation Table

        The following table provides information concerning compensation awarded to or earned by the named executive officers of ResCare during the years ended December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Ralph G. Gronefeld, Jr.	2009	440,000	0	0	0	0	440,000
President and Chief	2008	440,000	0	0	237,160	9,200	686,360
Executive Officer	2007	400,005	0	5,580,000	178,500	9,000	6,167,505
Patrick G. Kelley	2009	350,000	25,000	0	0	0	375,000
Chief Operating Officer(4)	2008	350,000	0	92,200	118,650	6,462	567,312
David W. Miles	2009	300,000	0	0	0	0	300,000
Chief Financial Officer	2008	300,000	0	92,200	154,200	6,448	552,848
	2007	240,761	0	100,000	96,350	37,951	475,062
Richard L. Tinsley	2009	230,000	0	0	0	0	230,000
Chief Development Officer
David S. Waskey	2009	225,000	0	0	0	0	225,000
General Counsel and Chief Compliance
Officer
Vincent F. Doran	2009	13,248	0	0	0	366,455	379,703
Former President—	2008	325,000	0	92,200	37,050	22,213	476,463
Employment and Training Services Group(5)	2007	317,798	0	100,000	148,640	22,200	588,638

(1)
The amounts in column (e) show the grant date fair value of awards granted pursuant to the 2005 Omnibus Incentive Compensation Plan and the executives' employment agreements, computed in accordance with FASB ASC Topic 718. The amounts for 2007 are for restricted stock subject to performance conditions and are computed based upon the probable outcome of the performance condition as of the grant date. These amounts reflect the most probable outcome award value at the date of grant, which was also the maximum amount. Assumptions used in the calculations of these amounts are included in footnote 11 to ResCare's audited financial statements for the fiscal year ended December 31, 2009 included in ResCare's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2010.

(2)
Non-equity incentive compensation paid to the executive officers is based on attainment of performance goals for the fiscal year approved by the executive compensation committee of the board of directors and as otherwise provided in their employment agreements.

(3)
All Other Compensation for 2008 and 2007 represents matching contributions allocated by ResCare to the Retirement Savings Plan, plus, with respect to Mr. Doran alone, a $13,200 car allowance in 2008 and 2007. All Other Compensation for Mr. Doran in 2009 includes $325,000 of severance, $40,355 of payments of accrued paid time off, and $1,100 for car allowance.

(4)
Mr. Kelley was awarded $25,000 in recognition of the additional responsibilities he assumed in 2009 following his appointment as Chief Operating Officer effective June 26, 2009. Mr. Kelley had previously served as President of the Community Services Group from the time he rejoined ResCare on January 1, 2008.

(5)
Mr. Doran retired from ResCare effective January 9, 2009.

Annex I-3

Outstanding Equity Awards at Fiscal Year-End

        The following table shows current holdings of stock options and restricted stock awards by the named executives. The vesting schedules for these awards are described in the footnotes. The market value of stock awards is based on the closing price of ResCare stock on December 31, 2009, which was $11.20. For shares that are performance-based, the market value assumes satisfaction of the criterion for vesting.

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Ralph G. Gronefeld	—		—	—	—	2,961	(2)	$33,163	100,000	(3)	$1,120,000
						1,280	(4)	14,336
						5,118	(5)	57,322
						120,000	(6)	1,344,000
David W. Miles	10,000	(7)	—	$12.27	4/01/2010	607	(4)	6,798	—		—
						2,428	(5)	27,194
						1,224	(8)	13,709
						3,673	(9)	41,138
						1,325	(10)	14,840
						2,650	(11)	29,680
						3,750	(12)	42,000
Patrick G. Kelley	—		—	—	—	3,750	(12)	42,000	—		—
Richard L. Tinsley						1,250	(13)	14,000
David S. Waskey						—		—
Vincent F. Doran						2,220	(2)	24,864	—		—
						3,838	(5)	42,986
						5,509	(9)	61,701
						3,975	(11)	44,520

(1)
Based on closing price of $11.20 per share on December 31, 2009.

(2)
These shares, which would have vested on March 15, 2010 if the three-year trailing EBITDA target had been met for each vesting date, have been forfeited.

(3)
The shares vest in their entirety if the net income target established by the executive compensation committee for these shares is met.

(4)
The shares vest on December 31, 2010.

(5)
The shares vest in one-half increments on March 15, 2010 and 2011 if the three-year trailing EBITDA target is met for each vesting date. The shares related to the March 15, 2010 vesting date have been forfeited.

(6)
The shares vest in one-half increments on January 1, 2010 and 2011.

(7)
The options were not exercised before expiration.

(8)
The shares vest in one-half increments on December 31, 2010 and 2011.

(9)
The shares vest in one-third increments on March 15, 2010, 2011 and 2012 if the three-year trailing EBITDA target is met for each vesting date. The shares related to the March 15, 2010 vesting date have been forfeited.

(10)
The shares vest in one-third increments on December 31, 2010, 2011 and 2012.

Annex I-4

(11)
The shares vest in one-third increments on March 15, 2011, 2012 and 2013 only if the three-year trailing EBITDA target is met for each vesting date.

(12)
The shares vest in one-third increments on June 1, 2010, 2011 and 2012.

(13)
The shares vest on June 1, 2010.

Annex I-5

 Annex II

PERSONAL AND CONFIDENTIAL

September 6, 2010

Special Committee of the Board of Directors
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than Onex ResCare Acquisition LLC ("Purchaser"), its affiliates and the holders of Rollover Shares (as defined in the Agreement (as defined below))) of the outstanding shares of common stock, no par value (the "Shares"), of Res-Care, Inc. (the "Company") of the $13.25 per Share in cash proposed to be paid to such holders pursuant to the Agreement and Plan of Share Exchange, dated as of September 6, 2010 (the "Agreement"), by and between Purchaser and the Company.

        The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Purchaser will pay $13.25 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will acquire each outstanding Share (other than Shares already owned by Purchaser and its affiliates) through a statutory share exchange pursuant to which each outstanding Share (other than Shares already owned by Purchaser and its affiliates) will be converted into the right to be paid $13.25 in cash (the "Share Exchange").

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, any of its affiliates, any of the affiliates and portfolio companies of Onex Corporation, an affiliate of Purchaser ("Onex"), and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for their own account and for the accounts of their customers. We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to Onex and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as administrative agent with respect to a covenant amendment and debt repurchase for Sitel Worldwide Corporation, a portfolio company of Onex,

Securities and Investment Services Provided by Goldman, Sachs & Co.

Annex II-1

(aggregate principal amount $760,000,000) in December 2008; as administrative agent with respect to an amendment to an existing bank loan credit agreement of Hawker Beechcraft Acquisition Company, LLC, a portfolio company of Onex, (aggregate principal amount $1,300,000,000) in December 2008; as joint bookrunner with respect to a public offering of 9,200,000 shares of common stock of Emergency Medical Services ("EMS Shares"), a portfolio company of Onex, in August 2009; as joint bookrunner with respect to a public offering of 9,200,000 EMS Shares in November 2009; as joint lead arranger with respect to a term loan financing of Hawker Beechcraft Acquisition Company, LLC (aggregate principal amount $200,000,000) in November 2009; as joint bookrunner with respect to the issuance of senior notes of SITEL, LLC, a portfolio company of Onex, (aggregate principal amount $300,000,000) in March 2010; and as dealer-manager with respect to a tender offer for outstanding debt securities of Hawker Beechcraft Acquisition Company, LLC (aggregate principal amount $300,000,000) in May 2010. We may also in the future provide investment banking services to the Company, its affiliates and Onex and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. may have co-invested with Onex and its affiliates from time to time and may have invested in limited partnership units of affiliates of Onex from time to time and may do so in the future.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2009; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Special Committee (the "Forecasts"). We have also held discussions with members of the senior management of the Company and the Special Committee regarding their respective assessments of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the human services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        We note that you have informed us that Purchaser and its affiliates beneficially own approximately 24.9% of the voting power represented by the issued and outstanding Shares and preferred shares of the Company and have certain rights under the Amended and Restated Articles of Incorporation of the Company, including a right of first refusal that would apply if the Company were to propose to sell itself to a third party unaffiliated with Purchaser.

Annex II-2

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $13.25 per Share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $13.25 per Share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Purchaser or the ability of the Company or Purchaser to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Share Exchange or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $13.25 per Share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,
/s/ Goldman, Sachs & Co. (GOLDMAN, SACHS & CO.)

Annex II-3